SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 2, 2006

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________)

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Notice and Proxy Statements re Extraordinary General Meeting of Shareholders.

PARTNER COMMUNICATIONS COMPANY LTD.

NOTICE OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Rosh Ha’ayin, Israel
March 2, 2006

        Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “EGM”) of Partner Communications Company Ltd. (the “Company” or “Partner”) will be held on Thursday, March 23, 2006 commencing at 10:00 am (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournments thereof.

        It is proposed at the EGM to adopt the following resolutions:

(i)	to authorize the distribution of a cash dividend in the amount of NIS 0.65 per share to shareholders of record on April 10, 2006;

(ii)	to approve the amendments to the Articles of Association of the Company described in the attached Proxy Statement, relating principally to recent changes in indemnification of directors and officers under the Israeli Companies Law; to the convening of general meetings; to the approval processes for dividend distributions; and to certain transactions with directors and officers or transactions in which directors and officers have a personal interest;

(iii)	to approve the grant of new Indemnification Letters to all current and future directors and officers of the Company, subject to the approval of the amendments to the Articles of Association of the Company relating to indemnification as mentioned in section (ii) above;

(iv)	to approve and ratify the purchase of new directors’ and officers’ insurance;

(v)	to approve the remuneration for an independent director of the Company;

(vi)	to nominate a new external director (Dahatz) (“External Director”) and to approve his remuneration; and

(vii)	to approve an adjustment of the remuneration of the current External Director.

        Only shareholders of record at the close of business on March 2, 2006 will be entitled to receive notice of, and to vote at the EGM, subject to the restrictions in the Company’s Articles of Association, as set forth in the attached Proxy Statement. All shareholders are cordially invited to attend the EGM in person.

        Shareholders who will not attend the EGM in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly (and in any event at least two business days prior to the date of the EGM) in the pre-addressed envelope provided. Shareholders may revoke their proxies by written notice received at the offices of the Company at least 24 hours prior to the commencement of the EGM, and vote their shares in person.

        The Articles of Association of the Company also allow shareholders of the Company to vote at the EGM by means of a deed of vote and a form of deed of vote will be made available to shareholders registered in the Company’s Shareholder Register on the record. Holders of American Depositary Shares are not registered in the Company’s Shareholder Register but may instruct the Depositary, JPMorgan Chase Bank, as to the exercise of the voting rights pertaining to the Ordinary Shares evidenced by their American Depositary Shares, in the manner and to the extent provided in the Depositary Agreement governing the American Depositary Shares.

        Registered joint holders of shares should take note that, pursuant to the Articles of Association of the Company, only the first named joint holder of any share shall vote, either in person, by proxy, or by deed of vote, without taking into account the other registered joint holder(s) of the share. For this purpose, the first named joint holder shall be the person whose name is registered first in the Shareholder Register.

        Copies of the proposed resolutions are available at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, every business day from 9 AM to 5 PM (Israel time). Our telephone number is +972-54-781-4191.

By Order of the Board of Directors, ROLY KLINGER, ADV. Vice President Chief Legal Counsel and Joint Company Secretary

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PARTNER COMMUNICATIONS COMPANY LTD.

8 Ha’amal Street

Rosh Ha’ayin 48092, Israel

PROXY STATEMENT

        This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), including holders of American Depositary Shares (each representing one Ordinary Share, the “ADSs”) of Partner Communications Company Ltd. (the “Company” or “Partner”) in connection with the solicitation by the Board of Directors of proxies for use at an Extraordinary General Meeting of Shareholders (the “EGM”), to be held on Thursday, March 23, 2006 commencing at 10:00 am (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, or at any adjournments thereof.

        It is proposed at the EGM to adopt the following resolutions:

(i)	to authorize the distribution of a cash dividend in the amount of NIS 0.65 per share to shareholders of record on April 10, 2006.

(ii)	to approve the amendments to the Articles of Association of the Company described in this Proxy Statement relating principally to recent changes in indemnification of directors and officers under the Israeli Companies Law; to the convening of general meetings; to the approval processes for dividend distributions and to certain transactions with directors and officers or transactions in which directors and officers have a personal interest;

(iii)	to approve the grant of the Indemnification Letter to all current and future directors and officers of the Company, subject to the approval of the amendments to the Articles of Association of the Company relating to indemnification as mentioned in section (ii) above;

(iv)	to approve and ratify the purchase of new directors’ and officers’ insurance;

(v)	to approve the remuneration for an independent director of the Company;

(vi)	to nominate a new External Director and to approve his remuneration; and

(vii)	to approve an adjustment of the remuneration of the current External Director.

        A form of proxy for use at the EGM and a return envelope for the proxy are enclosed. Shareholders may revoke their proxies by written notice received at the offices of the Company at least 24 hours prior to the commencing of the EGM and vote their shares in person. Ordinary Shares represented by any proxy in the enclosed form, if the proxy is properly executed and delivered to the Company at least two business days prior to the date of the EGM, will be voted as indicated on the form or, if no preference is noted, will be voted in favor of the matters described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the EGM or any adjournment thereof.

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        Proxies for use at the EGM are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on March 2, 2006 will be entitled to receive notice of, and to vote at the EGM. Proxies are being mailed to shareholders on or about March 2, 2006 and will be solicited primarily by mail; however, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. We will bear the cost of the solicitation of the proxies by the Board of Directors, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

        On February 22, 2006, the Company had outstanding 152,868,203 Ordinary Shares. The holder of each Ordinary Share is entitled to one vote upon each of the matters to be presented at the EGM. Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third of our voting rights, present in person or by proxy at the EGM, or who have delivered to us a deed of vote, and entitled to vote, will constitute a quorum at the EGM.

ITEM 1 – DISTRIBUTION OF DIVIDEND

        Under the Articles of Association of the Company, distribution of a dividend requires the approval of the Company’s shareholders. On February 1st, 2006 the Company’s Board of Directors approved, and resolved to recommend to the shareholders of the Company to approve, the distribution of a cash dividend in the amount of NIS 0.65 per share, and totaling approximately NIS 100 million. Assuming approval by the Company’s shareholders, the dividend is to be paid to shareholders of record on April 10th, 2006. The Company expects to pay the dividend on April 27th, 2006.

        It is proposed that at the EGM the following resolution be adopted:

        “RESOLVED, to distribute a cash dividend in the amount of NIS 0.65 per share (totaling approximately NIS 100 million) to shareholders of record on April 10th, 2006.”

        The affirmative vote of the holders of majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this resolution.

The board of Directors recommends a vote FOR approval of this proposed resolution.

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ITEM 2 – AMENDMENTS TO THE COMPANY’S
ARTICLES OF ASSOCIATION

A.	Indemnification of Directors and Officers

        In March 2005, several sections of the Companies Law were amended in connection with the indemnification of directors and officers. Among the changes was the adding of a new category of indemnifiable expenses: reasonable litigation expenses, including attorney’s fees, expended by the officer or director as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent.

        A company may indemnify an officer or director after the fact, to the extent it is approved by the audit committee, board of directors and shareholders. With respect to undertakings to indemnify in the future, the Companies Law prior to the March 2005 amendment required that the undertaking be limited to types of occurrences which, in the opinion of the company’s board of directors, can be foreseen and to an amount the board of directors has determined is reasonable under the circumstances. The March 2005 amendment modifies this condition. It limits indemnification to occurrences deemed foreseeable by the board of directors in light of the actual activities of the company at the time the undertaking to indemnify is entered into. In addition, in lieu of limiting the indemnification to a maximum amount, the limit can be based on specified criteria. Finally, the undertaking must set forth the events deemed foreseeable by the board of directors and the maximum amount or criteria that the board of directors has determined to be reasonable under the circumstances. The March 2005 amendment applies these conditions only to financial obligations imposed by a court judgment, settlement or court-approved arbitration award but not to expenses incurred.

        In light of these amendments, our Board of Directors has approved, subject to the approval of our shareholders, an amendment to Article 34 of our Articles of Association in order to more accurately reflect the current provisions of the Companies Law. The amended Articles of Association are attached hereto as Exhibit “A”.

        The actual grant of indemnification shall require separate shareholder resolution (Please see Item 3 below).

        We believe that the proposed amendment will help us to attract and retain officers and directors of the high caliber needed to manage the Company effectively and responsibly.

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B.	Conforming to new regulations concerning the convening of general meetings

        New regulations concerning the convening of general meetings were published recently: Voting by Writing and Position Papers Regulations – 5766-2005 and Publishing of a Notice of a General Meeting and a Class Meeting of a Public Company (amendment) Regulations 5766-2005 (the “New Regulations”).

        Those New Regulations enable shareholders, inter alia, to vote in writing at general meetings of shareholders in public companies, on certain issues, without being required to attend the meetings or without appointing an alternate to attend the meetings through a proxy. According to the New Regulations, companies are entitled (although not required) to enable voting via the internet. Under the New Regulations, changes have been made with regard to the procedure for public companies to notify the convening of general meetings and with regard to the way general meetings are convened and conducted;

        The majority of the instructions under the New Regulations will take effect on general meetings to be convened as of April 2, 2006.

        We wish to conform the Company’s Articles of Association to the New Regulations.

C.	Approval of Certain Related Party Transactions

        Under Section 271 of the Companies Law, a transaction with directors and officers or a transaction in which directors and officers have a personal interest, and which does not constitute an “extraordinary transaction” (an extraordinary transaction” is a transaction that is not in the ordinary course of the Company’s business, a transaction that is not on market terms or a transaction that is liable to have a substantial effect on the Company’s profitability, property or obligations), requires approval of the board of directors unless otherwise provided in a company’s articles of association. We propose adding a new Article 25B to our Articles of Association to permit transactions of this type to be approved by our audit committee solely. We believe that an audit committee which consists solely of independent directors is the proper organ to deal with these types of transactions.

D.	Dividend Distribution Approval

        Our existing Articles of Association require shareholder approval for the distribution of a dividend by the Company. The Companies Law permits such an approval to be made by a company’s board of directors, and accordingly we propose that our Articles of Association be amended to provide for Board approval instead of shareholder approval for dividend distributions, as this is the common practice in Israel.

E.	Miscellaneous

(1)	It is proposed to change Section 23.3.1 to the Articles of Association, in a way that election of directors shall not be conducted by separate vote on each candidate, unless so determined by the Board of Directors; and

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(2)	It is proposed to delete Chapter 10 of the Articles of Associations, which deals with transitional rules until the Companies Law shall be effective, as the Companies Law is already in effect, and Chapter 10 is no longer applicable.

        It is proposed that at the EGM the following resolution be adopted:

        “RESOLVED, to approve the amended Articles of Associations of the Company, as attached hereto as Exhibit “A”.”

        The affirmative vote of the holders of 75% of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for this amendment to our Articles of Association.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

        ITEM 3 – APPROVAL OF THE GRANT OF AN INDEMNIFICATION
LETTER TO ALL CURRENT AND FUTURE DIRECTORS AND OFFICERS
OF THE COMPANY

        The Companies Law and the Company’s Articles of Association1 authorize the Company, subject to the required approvals, to indemnify each current and future director and officer of the Company for liabilities or expenses he incurs as a result of action or inaction undertaken by him (or together with other directors and/or officers of the Company) in his capacity as a director or officer of the Company for:

(i)	financial liability incurred or imposed in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator approved by a court, provided that such acts pertain to one or more of the events set forth in the Indemnification Letter, which, in the opinion of the Board of Directors of the Company, are anticipated in light of the Company’s activities at the grant of indemnification and is limited to the sum or measurement of indemnification determined by the Board of Directors to be reasonable given the circumstances and set forth in the Indemnification Letter;

(ii)	reasonable litigation expenses, including legal fees, incurred or ordered by a court in the context of proceedings filed by or on behalf of the Company or by a third party, or in a criminal proceeding in which the director or officer is acquitted or if convicted, for an offense which does not require criminal intent; and

(iii)	reasonable litigation expenses, including legal fees incurred due to an investigation or proceeding conducted by an authority authorized to conduct such investigation or proceeding and which has ended without the filing of an indictment against the director or officer and either (i) no financial liability was imposed on the director or officer in lieu of criminal proceedings, or (ii) financial liability was imposed on the director or officer in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent, within the meaning of the relevant terms in the law.

1 As amended pursuant to the shareholder’s resolution in item 2(A) above.

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        The Companies Law provides that the Company may not indemnify a director or officer from his liability for: (a) a breach of duty of loyalty toward the Company unless the director or officer acted in good faith and had reasonable grounds to assume that the action would not harm the Company; (b) a breach of duty of care done intentionally or recklessly (“pezizut”) except for negligence; (c) an intentional act intended to unlawfully yield a personal profit; and (d) a fine or a penalty imposed upon the director or officer.

        In light of the recent amendments to the Companies Law, the Company wishes to issue to all current and future directors and officers of the Company, or serving as directors or officers on behalf of the Company in other companies, a new indemnification letter substantially in the form attached hereto as Exhibit “B” (the “Indemnification Letter”). The aggregate indemnification amount payable by the Company to all the directors and officers pursuant to all letters of indemnification issued or that may be issued to them by the Company in the future will not exceed the higher of (i) 25% of shareholders equity and (ii) 25% of market capitalization, each as measured at the time of indemnification.

        The Audit Committee and the Board of Directors of the Company have approved the grant of the new Indemnification Letter to current and future directors and officers of the Company.

        It is proposed, in accordance with the Companies Law and the Company’s Articles of Association, that at the EGM the following resolution be adopted:

        “RESOLVED, to approve the Company’s undertaking to indemnify the Company’s current and future directors and officers and those serving now or in the future as directors or officers on its behalf in other companies, and to provide each such director and officer with an Indemnification Letter substantially in the form attached hereto as Exhibit “B”.”

        The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

        For removal of any doubt, in case that at the EGM the above-mentioned resolution will not be adopted, the current indemnifications letter granted to directors and officers shall remain in force.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

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ITEM 4 – APPROVAL AND RATIFICATION OF THE PURCHASE OF A
DIRECTORS AND OFFICERS INSURANCE POLICY

        The Israeli Companies Law allows a company, to enter into a contract for the insurance of the liability of its officers and directors, resulting from the consequences of an action or inaction by him (or together with other directors or officers of the Company) in his or her capacity as a officer or director of the Company for:

(i)	breach of the duty of care toward the Company or toward any other person;

(ii)	breach of the duty of loyalty toward the Company, provided that the officer or director acted in good faith and had reasonable grounds to assume that the action would not harm the Company; and

(iii)	financial liability imposed on the officer or director in favor of another person.

        The Company is participating in a Directors’ and Officers’ Liability Insurance Policy (the “New Policy”) procured by our major shareholder, Hutchison Telecommunications International Limited (“HTIL”). The New Policy, which replaced, effective November 1, 2005, our existing Directors’ and Officers’ Liability Policy, provides for coverage in an aggregate amount for HTIL and its participating subsidiaries, including the Company, of up to US$100 million. Our participation in the annual premium for the New Policy is expected to be substantially lower than the annual premium we paid for our previous policy which was approximately US$2 million, should HTIL or its affiliates decide to debit their subsidiaries of their respective share of the premium paid for the New Policy.

        The Audit Committee and the Board of Directors have approved the New Policy and have approved (i) any renewal or extension of our participation in the New Policy; and (ii) the purchase of any other directors’ and officers’ liability insurance policy; provided that any such renewal or extension or purchase of an insurance policy is for coverage similar to or better than that of the New Policy, and with a premium not exceeding US$1 million per annum.

        It is proposed, in accordance with the Companies Law, that at the EGM the following resolutions be adopted:

        “RESOLVED, to approve and ratify the Company’s participation in the New Policy for the benefit of the Company’s directors and officers” and

        “RESOLVED, to approve (i) any renewal or extension of the Company’s participation in the New Policy; and (ii) the purchase of any other directors’ and officers’ liability insurance policy; provided that any such renewal or extension or purchase of an insurance policy is for coverage that is substantially similar to or better than that of the New Policy, and the premium payable by the Company for any such renewal, extension or purchase shall not exceed US$1 million per annum”.

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        Since the New Policy is procured by our major shareholder HTIL, which is considered a “controlling shareholder” under the Companies Law, for the sake of good order, the approval by the shareholders of such a transaction requires approval by the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter for the approval thereof, provided that either (a) the majority of the Ordinary Shares voted at the meeting includes at least one-third of the Ordinary Shares voted by shareholders who do not have a personal interest in the matter; or (b) the total Ordinary Shares of the shareholders referred to in clause (a) voted against the matter does not exceed one percent of the aggregate voting rights of the Company.

        Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s immediate family (or spouses thereof) or a personal interest of an entity in which the shareholder (or such family member thereof) serves as a director or as the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of shares in the Company. Each shareholder is asked to indicate on the enclosed proxy card whether or not he has a personal interest in this matter as a condition for his right to vote and be counted with respect to such resolution.

        The Company believes that HTIL has a personal interest in this matter.

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

ITEM 5 – APPROVAL OF REMUNERATION OF MR. EREZ GISSIN,
ACTING AS AN INDEPENDENT DIRECTOR OF THE COMPANY

        The Board of Directors of the Company resolved on September, 13, 2005, to appoint Mr. Erez Gissin as a director of the Company, also qualified as an independent director, accroding to US law. The Company wishes to approve an annual payment to Mr. Gissin in the amount of US$50,000.00 and believes that the annual payment is appropriate compensation for an independent director serving on its Board of Directors and its committees.

        The Audit Committee and the Board of Directors of the Company resolved to approve the following remuneration to Mr. Gissin acting as a director of the Company, also qualified as an independent director of the Company, effective from his appointment as an independent director of the Company, on September 13, 2005:

(i)	annual remuneration of US$50,000.00; and

(ii)	reimbursement of certain expenses, as permitted under the Companies Regulations (Rules for the Compensation and Expenses for an External Director), 2000 (the “Compensation Regulations”), as may be amended from time to time.

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        It is proposed, in accordance with the Companies Law, that at the EGM the following resolutions be adopted:

        “RESOLVED, to approve the following, effective from Mr. Gissin’s appointment as a director of the Company on September 13, 2005:

(i)	annual remuneration of US$50,000.00; and

(ii)	reimbursement of certain expenses as permitted under the Compensation Regulations as may be amended from time to time”; and

        “RESOLVED that the foregoing resolution does not harm the interests of the Company”

        The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

ITEM 6 – APPOINTMENT AND REMUNERATION OF A NEW
EXTERNAL DIRECTOR

A.	Appointment of a new External Director

        Mr. Ben-Zion Zilberfarb’s office as an External Director of the Company expired in February 2006.

        The Board of Directors of the Company resolved to recommend to the shareholders of the Company to approve the appointment of Mr. Michael Anghel (“Mr. Anghel”) as an External Director of the Company, also qualified as an independent director, according to the US law, for a term of three years commencing on the date of this EGM. The CV of Mr. Anghel is attached hereto as Exhibit “C”;

        Mr. Anghel declared that he is qualified to act as an External Director of the Company and that he has qualifications as a finance and audit expertise required under the Companies Law and the Companies Regulations (Conditions and Parameters for a Director with Finance and Audit Expertise and for Director with Professional Ability), 2005 (the “Expertise Regulations”);

        The Board resolved, based on the CV of Mr. Anghel, that Mr. Anghel has finance and audit expertise, as required under the Companies Law and the Expertise Regulations.

        It is proposed, in accordance with the Companies Law, that at the EGM the following resolutions be adopted:

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        “RESOLVED, to approve the appointment of Mr. Anghel as an External Director of the Company, also qualified as an independent director according to the US law, for a term of three years commencing the date of this EGM”.

        The election of an external director under the Companies Law requires approval by the general meeting of the shareholders provided that either (a) the majority of the votes at the meeting, including at least one third of the votes of non-controlling shareholders voted at the meeting, voted in favor of the resolution, or (b) the total number of votes against the resolution among the shareholders mentioned in paragraph (a) above does not exceed one percent of the aggregate voting rights in the Company.

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

B.	Remuneration of the new External Director

        According to the Compensation Regulations, a company may pay an external director a fixed remuneration (as set in the Compensation Regulations and in the Companies Regulations (Alleviation for Public Companies whose Shares are Traded on a Stock Exchange Outside of Israel), 2002) or a remuneration relative to the remuneration of Other Directors (as defined in the Compensation Regulations) (“Relative Remuneration”).

        As the Company has less than 2 Other Directors, it may, under clause 8A(c) to the Compensation Regulations, set a Relative Remuneration for an external director at its discretion.

        In light of the above, the Company wishes to set for Mr. Anghel, who is also qualified as an independent director according to US law, a remuneration which is the same as the remuneration proposed under Item 5 of this EGM to Mr. Erez Gissin, who is also qualified as an independent director.

        The Audit Committee and the Board of Directors of the Company resolved to approve and to recommend to the shareholders at the next EGM to approve the remuneration for Mr. Anghel, as mentioned in Item 5 above, from the date of his appointment as an External Director of the Company.

        It is proposed, in accordance with the Companies Law, that at the EGM the following resolutions be adopted:

        “RESOLVED, to approve the payment of the following remuneration to Mr. Anghel, from the date of his appointment as an External Director of the Company:

i.	annual remuneration of US$50,000.00; and

ii.	reimbursement of certain expenses, as permitted under the Compensation Regulations, as may be amended from time to time”; and

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        “RESOLVED, that the foregoing resolutions do not harm the interests of the Company”.

        The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

ITEM 7 – ADJUSTMENT OF THE REMUNERATION OF THE
CURRENT EXTERNAL DIRECTOR

        According to clauses 4(c) and 8(c) to the Compensation Regulations, the remuneration of all external directors should be the same, and a company may adjust the remuneration for the benefit of a current external director, upon the appointment of a new external director.

        Subject to the appointment of Mr. Anghel as the new External Director under item 6(A) of this EGM, the Company wishes to adjust the remuneration of Mr. Moshe Vidman, the current External Director, to match the remuneration approved for the new External Director.

        The Audit Committee and the Board of Directors of the Company resolved to approve and to recommend to the shareholders at the next EGM to approve adjustment of the remuneration of the current External Director, to match the remuneration of the new External Director.

        It is proposed, in accordance with the Companies Law, that at the EGM the following resolutions be adopted:

        “RESOLVED, to approve the payment of the following remuneration to the current External Director, from the date of appointment of the new External Director of the Company:

i.	annual remuneration of US$50,000.00; and

ii.	reimbursement of certain expenses, as permitted under the Compensation Regulations, as may be amended from time to time”; and

        “RESOLVED, that the foregoing resolution does not harm the interests of the Company”.

        The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

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RESTRICTIONS ON VOTING RIGHTS

        Partner conducts its operations pursuant to a license granted to Partner by the Minister of Communications of the State of Israel. Partner’s Articles of Association and, with respect to shareholders other than shareholders of Partner prior to its public offering, Partner’s license contain provisions that may cause the suspension of voting rights of the holders of Ordinary Shares or ADSs if such voting rights would breach the ownership limits contained in our license. These limits prohibit the transfer or acquisition of 10% or more of Partner’s means of control and acquisition of control of the Company without the consent of the Minister of Communications in Israel, and restrict cross-control and cross-ownership of other mobile telephone operators in Israel, and shareholdings and agreements which may reduce or harm competition. Ordinary Shares or Ordinary Shares represented by ADSs held in breach of these limits may be considered as dormant shares. Notwithstanding anything to the contrary in this Proxy Statement, dormant shares will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings). Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares, nor will they have the right to participate in EGM of shareholders.

        Any shareholder seeking to vote at the EGM must notify the Company prior to the vote, or, if the vote is by deed of vote, must so indicate on the deed of vote, if any of the shareholder’s holdings in Partner or the shareholder’s vote requires the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control or acquisition of control of Partner, or the provisions regarding cross-ownership or cross-control of other mobile telephone operators in Israel, in each case as specified in sections 21 and 23 of Partner’s license. If a shareholder does not provide such notification, the shareholder shall not vote and, if the shareholder has voted, his or her vote shall not be counted.

By Order of the Board of Directors ROLY KLINGER, ADV. Vice President Chief Legal Counsel and Joint Company Secretary

Dated: March 2, 2006

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Annex “A”

Articles of Association

of

Partner Communications Company Ltd.

Table of Contents

Chapter One - General	3

1.	Definitions and Interpretation	3
2.	Public Company	5
3.	The Purpose of the Company	5
4.	The Objectives of the Company	5
5.	Limited Liability	5

Chapter Two - The Share Capital of the Company	5

6.	Share Capital	5
7.	The Issuance of Shares and Other Equity Securities	6
8.	Calls for Payment	6
9.	The Shareholder Registers of the Company and the Issuance of Share Certificates	8
10.	Transfer of Shares of the Company	9
10A.	Limitations on Transfer of Shares	12
10B.	Required Minimum Holdings	13
11.	Bearer Share Certificate	14
12.	Pledge of Shares	14
13.	Changes in the Share Capital	14

Chapter Three - General Meetings	17

14.	The Authority of the General Meeting	17
15.	Kinds of General Meetings	18
16.	The Holding of General Meetings	19
17.	The Agenda of General Meetings	20
18.	Discussions in General Meetings	20
19.	Voting of the Shareholders	22
20.	The Appointment of a Proxy	24
21.	Deed of Vote, Voting Via the Internet	26

Chapter Four - The Board of Directors	29

22.	The Authority of the Board of Directors	29
23.	The Appointment of Directors and the Termination of Their Office	29
24.	Actions of Directors	34
25.	Committees of the Board of Directors	37
26.	Chairman of the Board of Directors	39

Chapter Five - Officers who are not Directors and the Auditor	40

27.	The General Manager	40
28.	The Corporate Secretary, Internal Controller and Other Officers of the Company	42
29.	The Auditor	43

Chapter Six - The Share Capital of the Company and its Distribution	44

30.	Permitted Distributions	44
31.	Dividends and Bonus Shares	44
32.	The Acquisition of Shares	48

Chapter Seven - Insurance, Indemnification and Release of Officers	48

33.	Insurance of Officers	48
34.	Indemnification of Officers	49
35.	Release of Officers	50

Chapter Eight - Liquidation and Reorganization of the Company	50

36.	Liquidation	50
37.	Reorganization	51

Chapter Nine - Miscellaneous	51

38.	Notices	51

~~Chapter 10-Transitional Rules until the Companies Law shall be Effective~~	~~52~~

39.	Intentionally Deleted~~Applicability~~	52
40.	Intentionally Deleted~~Indemnification of Officers~~	53
41.	Intentionally Deleted~~Exemption for Officers~~	53
42.	Intentionally Deleted~~Interpretation~~	54

Chapter ~~11~~ 10 - Compliance with the License/ Limitations on Ownership and Control	54

43.	Compliance	54
44.	Limitations on Ownership and Control	54

Chapter One – General

1.	Definitions and Interpretation

1.1.	The following terms in these Articles of Association bear the meaning appearing alongside them below:

Articles of Association	The Articles of Association of the Company, as set forth herein or as amended, whether explicitly or pursuant to any Law.

Business Day	Sunday to Thursday, inclusive, with the exception of holidays and official days of rest in the State of Israel.

Companies Law	The Companies Law, 1999.

Companies Ordinance	The Companies Ordinance [New Version], 1983.

Companies Regulations	Regulations issued pursuant to the Companies Ordinance or Companies Law.

Director	A Director of the Company in accordance with the definition in Section 1 of the Companies Law, including an Alternate Director or an empowered representative.

Document	A printout and any other form of written or printed words, including documents transmitted in writing, via facsimile, telegram, telex, e-mail, on a computer or through any other electronic instrumentation, producing or allowing the production of a copy and/or an output of a document.

Founding Shareholder	A "founding shareholder or its substitute" as defined in Section 21.8 of the License.

Founding Israeli Shareholder	A Founding Shareholder who also qualifies as an "Israeli Entity" as defined for purposes of Section 22A of the License.

Financial Statements	The balance sheet, profit and loss statement, statement of changes in the share capital and cash flow statements, including the notes attached to them.

Law	The provisions of any law ("din") as defined in the Interpretation Law, 1981.

License	The Company's General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, and the permit issued by the Ministry of Communications dated April 7, 1998.

Linkage	Payments with respect to changes in the Israeli consumer price index or the representative exchange rate of NIS vis-a-vis the U.S. dollar, as published by the Bank of Israel, or any other rate which replaces such rate.

Minimum Founding Shareholders Holding	The minimum shareholding in the Company required to be held by Founding Shareholders pursuant to Section 22A.1 of the License.

Minimum Israeli Holding	The minimum shareholding in the Company required to be held by Founding Israeli Shareholders pursuant to Section 22A.2 of the License.

NIS	New Israeli Shekel

Office	The registered office of the Company.

Ordinary Majority	A simple majority of the shareholders who are entitled to vote and who voted in a General Meeting in person, by means of a proxy or by means of a deed of voting.

Periodic Statement	According to its definition in Chapter B of the Securities Regulations (Periodic and Immediate Reports), 1970, or such Securities Regulations replacing them.

Qualified Israeli Director	A director who at all times (i) is a citizen of Israel and resident in Israel, (ii) qualifies to serve as a director under applicable law, (iii) qualifies as a Director with Clearance as defined in section 25A, and (iv) is appointed to the Board of Directors of the Company pursuant to section 23.2.6 of these Articles.

Record Date	The date on which a shareholder must be registered as a Shareholder in order to receive the right to participate in and vote at an upcoming general meeting of Shareholders.

Securities	Shares, bonds, capital notes or securities negotiable into shares and certificates, conferring a right in such securities, or other securities issued by the Company.

Securities Law	The Securities Law, 1968.

Securities Regulations	Regulations issued pursuant to the Securities Law.

Shares	shares in the share capital of the Company.

Shareholder	Anyone registered as a shareholder in the Shareholder Register of the Company.

Special Majority	A majority of at least three quarters of the votes of shareholders who are entitled to vote and who voted in a general meeting, in person, by means of a proxy or by means of a deed of voting.

1.2.	The provisions of Sections 3 through 10 of the Interpretation Law, 1981, shall also apply to the interpretation of these Articles of Association, mutatis mutandis, unless the context otherwise requires.

1.3.	Except as otherwise provided in this Article, each word and expression in these Articles of Association shall have the meaning given to it in accordance with the Companies Law, and to the extent that no meaning is attached to it in the Companies Law, the meaning given to it in the Companies Regulations, and if they lack reference thereto, as stated, the meaning given to it in the Securities Law or Securities Regulations, and in the absence of any meaning, as stated, the meaning given to it in another Law, unless it contradicts the relevant provision or its contents.

2.	Public Company

The Company is a public company.

3.	The Purpose of the Company

The purpose of the Company is to operate in accordance with business considerations to generate profits; provided, however, the Board of Directors is entitled to donate reasonable amounts to worthy causes, even if such a donation is not within the framework of business considerations, as stated.

4.	The Objectives of the Company

The Company shall engage in any legal business.

5.	Limited Liability

The liability of the Shareholders of the Company is limited, each one up to the full amount he undertook to pay for the Shares allotted to him, at the time of the allotment.

Chapter Two – The Share Capital of the Company

6.	Share Capital

6.1.	The authorized share capital of the Company is NIS 2,350,000, divided into 235,000,000 ordinary shares at a par value of NIS 0.01 each (hereinafter: the “Ordinary Shares”).

6.2.	Each Ordinary Share shall confer upon its holder the right to receive notices of, and to attend and vote in, general meetings, and to one vote for each Ordinary Share held by him.

6.3.	Each class of Shares shall also confer equal rights to each holder in the class with respect to the amounts of equity which were paid or credited as paid with respect to their par value, in all matters pertaining to dividends, the distribution of bonus shares and any other distribution, return of capital and participation in the distribution of the balance of the assets of the Company upon liquidation.

6.4.	The provisions of these Articles of Association with respect to Shares, shall also apply to other Securities issued by the Company, mutatis mutandis.

7.	The Issuance of Shares and Other Securities

7.1.	The Board of Directors of the Company may issue Shares and other equity Securities of the Company, up to the limit of the registered share capital of the Company. In the event that the share capital of the Company includes several classes of Shares and other equity Securities, no shares and other equity Securities shall be issued above the limit of the registered share capital for its class.

7.2.	The Board of Directors of the Company may issue redeemable Securities, having such rights and subject to such conditions as will be determined by the Board of Directors.

7.3.	Subject to the provisions of these Articles of Association, the Board of Directors may allot Shares and other Securities according to such stipulations and conditions, at par value or by way of a premium, as it deems fit.

7.4.	The Board of Directors may decide on the issuance of a series of bonds or other debt securities within the framework of its authority or to take a loan on behalf of the Company and within the limits of the same authority.

7.5.	The Shareholders of the Company at any given time shall not have any preemption right or priority or any other right whatsoever with respect to the acquisition of Securities of the Company. The Board of Directors, in its sole discretion, may decide to offer Securities of the Company first to existing Shareholders or to any one or more of them.

7.6.	The Company is entitled to pay a commission (including underwriting fees) to any person, in consideration for underwriting services, or the marketing or distribution of Securities of the Company, whether reserved or unreserved, as determined by the Board of Directors. Payments, as stated in this Article, may be paid in cash or in Securities of the Company, or partly in one manner and partly in another manner.

8.	Calls of Payment

8.1.	In the event that according to the terms of a Share allotment, there is no fixed date for the payment of any part of the price that is to be paid for the Shares, the Board of Directors may issue from time to time calls of payment to the Shareholders with respect to the moneys which were not yet paid by them in relation to the Shares (hereinafter: “Calls of Payment” or “a Call of Payment”, as the case may be).

8.2.	A Call of Payment shall set a date, which will not be earlier than thirty days from the date of the notice, by which the amount indicated in the Call of Payment must be paid, together with interest, Linkage and expenses incurred in consequence of the non–payment, according to the rates and amounts set by the Board of Directors. The notice shall further specify that in the event of a failure to pay within the date fixed, the Shares in respect of which payment or the rate is required may be forfeited. In the event that a Shareholder fails to meet any of its obligations, under a Call of Payment, the Share in respect of which said notice was issued pursuant to the resolution of the Board of Directors may be forfeited at any time thereafter. The forfeiture of Shares shall include the forfeiture of all the dividends on same Shares which were not paid prior to the forfeiture, even if such dividends were declared.

8.3.	Any amount, which according to the terms of a Share allotment, must be paid at the time of issuance or at a fixed date, whether at the par value of the Share or at a premium, shall be deemed for the purposes of these Articles of Association to be combined in a duly issued Call of Payment. In the event of non-payment of any such amount, all the provisions of these Articles of Association shall apply with respect to such an amount, as if a proper Call of Payment has been made and an appropriate notice thereof was given.

8.4.	The Board of Directors, acting reasonably and in good faith, may differentiate among Shareholders with respect to amounts of Calls of Payment and/or their payment time.

8.5.	The joint holders of Shares shall be liable, jointly and severally, for the payment of Calls of Payment in respect of such Shares.

8.6.	Any payment for Shares shall be credited, pro rata, according to the par value of and according to the premium on such Shares.

8.7.	A Call of Payment may be cancelled or deferred to another date, as may be decided by the Board of Directors. The Board of Directors may waive any interest, Linkage and expenses or any part of them.

8.8.	The Board of Directors may receive from a Shareholder any payments for his Shares, in addition to the amount of any Call of Payment, and the Board of Directors may pay to the same Shareholder interest on amounts which were paid in advance, as stated above, or on same part of them, in excess of the amount of the Call of Payment, or to make any other arrangement with him which may compensate him for the advancement of the payment.

8.9.	A Shareholder shall not be entitled to a dividend or to his other rights as a Shareholder, unless he has fully paid the amounts specified in the Calls of Payment issued to him, together with interest, Linkage and expenses, if any, unless otherwise determined by the Board of Directors.

8.10.	The Board of Directors is entitled to sell, re-allot or transfer in any other manner any Share which was forfeited, in the manner it decides, with or without any amount paid on the Share or deemed as paid on it.

8.11.	The Board of Directors is entitled at all times prior to the sale, reallotment or transfer of the forfeited Share to cancel the forfeiture on the conditions it may decide.

8.12.	A person whose Shares have been forfeited shall, notwithstanding the forfeiture, remain liable to pay to the Company all moneys which, up until the date of forfeiture, were due and payable by him to the Company in respect of the Shares, including interest, Linkage and expenses up until the actual payment date in the same manner as if the Shares were not forfeited, and shall be compelled to fulfill all the requirements and claims which the Company was entitled to enforce with respect to the Shares up until the forfeiture date, without any decrease or discount for the value of the Shares at the time of forfeiture. His liability shall cease only if and when the Company receives the full payment set at the time of allotment of the Shares.

8.13.	The Board of Directors may collect any Calls of Payment which were not paid on the forfeited Shares or any part of them, as it deems fit, but it is not obligated to do so.

8.14.	The forfeiture of a Share shall cause, as of the time of forfeiture, the cancellation of all rights in the Company and of any claim or demand against the Company with respect to that Share, and of other rights and obligations of the Shareholder in respect of the Company, save as otherwise provided by Law.

9.	The Shareholder Registers of the Company and the Issuance of Share Certificates

9.1.	The Company shall maintain a Shareholder Register and a Register of Significant Shareholders, together with a notation of any Exceptional Holdings in accordance with the provisions set forth in Article 10A below, to be administered by the corporate secretary of the Company, subject to the oversight of the Board of Directors.

9.2.	A Shareholder is entitled to receive from the Company, free of charge, within two months after an allotment or the registration of a transfer (unless the conditions of the allotment fix a different period) one or several certificates with respect to all the Shares of a certain class registered in his favor, which certificate must specify the number of the Shares, the class of the Shares and the amount paid for them and also any other detail deemed important by the Board of Directors. In the event a Share is held jointly, the Company shall not be obligated to issue more than one certificate for all the joint holders, and the delivery of such a certificate to any of the joint holders shall be viewed as if it was delivered to all of them.

9.3.	Each and every Share certificate shall be stamped with the seal or the stamp of the Company or bear the Company’s printed name, and shall also bear the signature of one Director and of the corporate secretary of the Company, or of two Directors or of any other person appointed by the Board of Directors for this purpose.

9.4.	The Company is entitled to issue a new Share certificate in place of an issued Share certificate which was lost or spoiled or corrupted, following evidence thereto and guarantees and indemnities, as may be required by the Company and the payment of an amount determined by the Board of Directors.

9.5.	Where two people or more are registered as joint holders of Shares, each of them is entitled to acknowledge the receipt of a dividend or other payments in connection with such jointly held Shares, and such acknowledgement of any one of them shall be good discharge of the Company’s obligation to pay such dividend or other payments.

10.	Transfer of Shares

10.1.	The Shares are transferable. The transfer of Shares shall not be registered unless the Company receives a deed of transfer (hereinafter: “Deed of Transfer”) or other proper Document or instrument of transfer. A Deed of Transfer shall be drawn up in the following manner or in any substantially similar manner or in any other manner approved by the Board of Directors.

Deed of Transfer

I, _________________, (hereinafter: “The Transferor”) of ____________, do hereby transfer to ___________ (hereinafter: “The Transferee”) of __________, for valuable consideration paid to me, _________ Share(s) having a par value of NIS 0.01 each, numbered ________ to ________ (inclusive), of Partner Communications Company Ltd. (hereinafter: the “Company”) to hold unto the Transferee, his executors, administrators and assigns, subject to the same terms and conditions on which I held the same at the time of the execution hereof; and I, the said Transferee, do hereby agree to take the said Share(s) subject to the aforesaid terms and conditions.

In witness whereof we have hereunto set our hands this _____ day of _________, _____.

The Transferor	The Transferee
Name: _______________	Name: _______________
Signature: ____________	Signature: ____________

Witness to the Signature of:
The Transferor	The Transferee
Name: _____________	Name: _____________
Signature: ____________	Signature: ____________

10.2.	The transfer of Shares which are not fully paid, or Shares on which the Company has a lien or pledge, shall have no validity unless approved by the Board of Directors, which may, in its absolute discretion and without giving any reasoning thereto, decline the registration of such a transfer. The Board of Directors may deny a transfer of Shares as aforesaid and may also impose a condition of the transfer of Shares as aforesaid an undertaking by the transferee to meet the obligations of the transferor with respect to the Shares or the obligations for which the Company has a lien or pledge on the Shares, signed by the transferee together with the signature of a witness, authenticating the signature of the transferee.

10.3.	The transfer of a fraction of a Share shall lack validity.

10.4.	A transferor of Shares shall continue to be regarded as the holder of the transferred Shares, until the name of the transferee of the Shares is registered in the Shareholder Register of the Company.

10.5.	A Deed of Transfer shall be filed with the Company’s office for registration, together with the Share Certificates for the Shares which are to be transferred (if such are issued) and also any other evidence which the Company may require with respect to the proprietary right of the transferor or with respect to his right to transfer the Shares. Deeds of Transfer which are registered shall remain with the Company. The Company is not obligated to retain the Deeds of Transfer and the Share Certificates, which may be cancelled, after the completion of a seven-year period from the registration of the transfer.

10.6.	A joint Shareholder may transfer his right in a Share. In the event the transferring Shareholder does not hold the relevant Share Certificate, the transferor shall not be obligated to attach the Share Certificate to the Deed of Transfer, so long as the Deed of Transfer shall indicate that the transferor does not hold the Share Certificate, that the right he has in the Shares therein is being transferred, and that the transferred Share is held jointly with others, together with their details.

10.7.	The Company may require payment of a fee for the registration of the transfer, at an amount or a rate determined by the Board of Directors from time to time.

10.8.	The Board of Directors may close the Shareholder Register for a period of up to thirty days in each year.

10.9.	Subject to Article 10.10, upon the death of a Shareholder, the Company shall recognize the custodians or administrators of the estate or executors of the will, and in the absence of such, the lawful heirs of the Shareholder, as the only holders of the right for the Shares of the deceased Shareholder, after receipt of evidence to the entitlement thereto, as determined by the Board of Directors.

10.10.	In the event that a deceased Shareholder held Shares jointly with others, the Company shall acknowledge each survivor as a joint Shareholder with respect to said Shares, unless all the joint holders in the Share notify the Company in writing, prior to the death of any of them, of their will that the provisions of this Article shall not apply to them. The foregoing shall not release the estate of a joint Shareholder of any obligation in relation to a Share which is held jointly.

10.11.	A person acquiring a right in Shares in consequence of being a custodian, administrator of the estate, the heir of a Shareholder, a receiver, liquidator or a trustee in a bankruptcy of a Shareholder or according to another provision of the Law, is entitled, after providing evidence to his right, to the satisfaction of the Board of Directors, to be registered as the Shareholder or to transfer such Shares to another person, subject to the provisions of these Articles of Association with respect to transfers.

10.12.	A person becoming entitled to a Share because of the death of a Shareholder shall be entitled to receive, and to give receipts for, dividends or other payments paid or distributions made, with respect to the Share, but shall not be entitled to receive notices with respect to General Meetings of the Company or to participate or vote therein with respect to that Share, or to exercise any other right of a Shareholder, until he has been registered in the Shareholder Register as the holder of that Share.

10.13.	Notwithstanding anything to the contrary in Articles 10.5 and 10.7, the transfer of Shares as a result of a realization of a share pledge entered into by a Shareholder of the Company in connection with the Company’s $650 million credit facility dated August 13, 1998, as amended from time to time, will not require additional evidence with respect to the proprietary right of the transferor or with respect to his right to transfer the shares other than a properly completed deed of transfer and valid Share Certificate (if issued), nor will the Company require a fee for the registration of said transfer.

10A.	Limitations on Transfer of Shares

10A.1.	Exceptional Holdings shall be registered in the Register of Members (Shareholder Register) together with a notation that such holdings have been classified as “Exceptional Holdings”, immediately upon the Company’s learning of such matter. Notice of such registration shall be sent by the Company to the registered holder of the Exceptional Holding and to the Minister of Communications.

10A.2.	Exceptional Holdings, registered in the manner set forth in Article 10A.1, shall not entitle the holder to any rights in respect to his holdings, and such holdings shall be considered “Dormant Shares” within the meaning of Section 308 of the Companies Law, except, however, that the holder of such shares shall be entitled to receive dividends and other distributions to shareholders (including the right to participate in a rights offering calculated on the basis of Means of Control of the Company (as defined in the License), provided, however, that such additional holdings shall be considered Exceptional Holdings). Therefore, any action taken or claim made on the basis of a right deriving from an Exceptional Holdings shall have no effect, except for the receipt of dividends or other distribution as stated above.

Without derogating from the above:

10A2.1	A Shareholder participating in a vote of the General Meeting will certify to the Company prior to the vote or, if the vote is by Deed of Vote, on the Deed of Vote, as to whether or not his holdings in the Company or his vote require consent pursuant to Sections 21 and 23 to the License; in the event the shareholder does not provide notification as aforesaid, he shall not vote and his vote shall not be counted.

10A.2.2	No Director shall be appointed, elected or removed on the basis of Exceptional Holdings. In the event a Director is appointed, elected or removed from his position as a Director as set forth above, such appointment, election or removal shall have no effect.

10A.2.3	Exceptional Holdings shall have no voting rights at a General Meeting of the Company.

For the purposes of this Article 10A, “Exceptional Holdings” means the holdings of Traded Means of Control held without the consent of the Minister of Communications pursuant to Section 21 to the License or as a result of a breach of the provisions of Section 23 to the License, and all holdings of a holder of Traded Means of Control who acted contrary to the provisions of Section 24 to the License; and as long as the consent of the Minister of Communications is required but has not been obtained pursuant to Section 21 to the License, or the circumstances exist which constitute a violation of the provisions of Sections 23 or 24 to the License.

For the purposes of this Article 10A, “Traded Means of Control” means Means of Control (as defined in the License) including Global or American Depositary Shares (GDRs or ADRs) or similar certificates, registered for trade on a securities exchange in Israel or abroad or which have been offered to the public in connection with a prospectus, and are held by the public in Israel or abroad.

10A.3.	The provisions of Article 10A shall not apply to those who were Shareholders of the Company on the eve of the first registration of the Company’s Shares for trade.

10B.	Required Minimum Holdings

10B.1.	Our License requires that Founding Shareholders hold Shares constituting at least the Minimum Founding Shareholders Holding and that Founding Israeli Shareholders hold Shares constituting at least the Minimum Israeli Holding.

10B.2.	Shares held by Founding Shareholders, to the extent such Shares constitute all or a portion of the Minimum Founding Shareholders Holding, shall be registered directly in the name of the Founding Shareholder in the shareholder register of the Company, with a note indicating that such Shares are “Minimum Founding Shareholders Shares.” Minimum Founding Shareholders Shares that are held by Founding Israeli Shareholders, to the extent such Shares constitute all or a portion of the Minimum Israeli Holding, shall also be recorded in the shareholder register with a note indicating that such Shares are “Minimum Israeli Holding Shares.

10B.3.	No transfer by a Founding Shareholder of Minimum Founding Shareholder Shares or by a Founding Israeli Shareholder of Minimum Israeli Holding Shares shall be recorded in the Company’s shareholder register, or have any effect, unless the Company’s Secretary shall have received written confirmation from the Ministry of Communications that the transfer complies with section 21.8 of the License. The Company Secretary may, in his or her discretion, refer any question in connection with the recording of Minimum Founding Shareholders Shares or Minimum Israeli Holding Shares, or their transfer, to the Company’s audit committee whose decision shall be binding on the Company. As a condition to any transfer of Minimum Founding Shareholders Shares or Minimum Israeli Holding Shares, the transferee shall be required to deliver to the Company’s Secretary (a) a share transfer deed that includes an undertaking by the transferee to comply with all requirements of section 22A of the License and (b) all information requested with respect to the transferee’s qualification as a Founding Shareholder and/or a Founding Israeli Shareholder.

11.	Bearer Share Certificate

The Company shall not issue bearer Share Certificates which grant the bearer rights in the Shares specified therein.

12.	Pledge of Shares

12.1.	The Company shall have a first degree pledge on, and a right to create a lien on, all Shares which are not fully paid and registered in the name of any Shareholder, and the proceeds of their sale, with respect to moneys (which payment time is due or not) whose payment was already called or are to be paid up within a fixed time. Furthermore, the Company shall have a first degree pledge right on all the Shares (other than Shares which were fully paid) registered in the name of any Shareholder to secure the payment of moneys which are due from him or from his property, whether with respect to his own debts or debts jointly with others. The said pledge shall also apply to dividends, declared from time to time, with respect to these Shares.

12.2.	For purposes of the realization of any such pledge and or lien, the Board of Directors is entitled to sell the Shares which are the subject of the pledge or lien, or any part of them, as it deems fit. No sale, as aforesaid, shall be carried out, until the date fixed for the payment has passed and a notice in writing was transferred to same Shareholder with respect to the intention of the Company to sell them, on condition that the amounts were not paid within fourteen days after the notice.

12.3.	The proceeds of any such sale, after deduction for the payment of the sale expenses, shall serve for the covering of the debts or obligations of said Shareholder, and the balance (if any) shall be paid to him.

12.4.	In the event that a sale of Shares was carried out pursuant to the realization of a pledge or a lien, pursuant to the presumptive authority conferred above, the Board of Directors is entitled to register such Shares in the Shareholder Register in favor of the buyer, and the buyer shall not be under the obligation to examine the fitness of such actions or the manner in which the purchase price paid for such Shares was used. After the said Shares are registered in the Shareholder Register in favor of the buyer, no person shall have the right to object to the validity of the sale.

13.	Changes in the Share Capital

The General Meeting is entitled to take any of the following actions at all times, so long as the resolution of the General Meeting is adopted by a Special Majority.

13.1.	Increasing the Share Capital

To increase the share capital of the Company, regardless of whether all the Shares registered at such a time were issued or not. The increased share capital shall be divided into Shares having ordinary rights or preference rights or deferred rights or other special rights (subject to the special rights of an existing class of Shares) or subject to conditions and restrictions with respect to entitlement to dividend, return of capital, voting or other conditions, as may be instructed by the General Meeting in a resolution with respect to the increase of the share capital, and in the absence of a special provision, according to the terms determined by the Board of Directors.

13.2.	Classes of Shares

To divide the share capital of the Company into various classes of Shares, and to set and change the rights attaching to each class of Shares, according to the conditions specified below:

13.2.1.	So long as it was not otherwise set in the Share allotment conditions, the rights of any class may be changed pursuant to a resolution of the General Meeting of the Shareholders of each class of Shares, separately, or upon the written consent of all the Shareholders of all classes.

13.2.2.	The rights conferred on the holders of Shares of a certain class shall not be deemed to have been changed as a result of the creation or allotment of other Shares having identical rights, unless it was otherwise stipulated in the allotment conditions of said Shares.

13.3.	Amalgamation and Redivision of the Share Capital

To amalgamate and redivide the share capital of the Company, entirely or partially, into Shares having a higher or lesser par value than that stated in these Articles of Association. In the event that in consequence of such amalgamation, there are Shareholders left with fractions of Shares, the Board of Directors if approved by the Shareholders at a General Meeting in adopting the resolution for amalgamation of the capital, may agree as follows:

13.3.1.	To sell the total of all the fractional shares and to appoint a trustee for this purpose, in whose name Share Certificates representing the fractions shall be issued, who will sell them, with the proceeds received after the deduction of commissions and expenses to be distributed to those entitled. The Board of Directors shall be entitled to decide that Shareholders who are entitled to proceeds which are below an amount determined by it, shall not receive the proceeds of the sale of the fractional shares, and their share in the proceeds shall be distributed among the Shareholders who are entitled to proceeds, in an amount greater than the amount that was determined, relative to the proceeds to which they are entitled;

13.3.2.	To allot to any Shareholder, who is left with a fractional Share following the amalgamation, Shares of the class of Shares prior to the amalgamation, which are fully paid, in such a number, the amalgamation of which together with the fractional Share shall complete a whole Share, and an allotment as stated shall be viewed as valid shortly before the amalgamation;

13.3.3.	To determine that Shareholders shall not be entitled to receive a Share in exchange for a fractional Share resulting from the amalgamation of a half or smaller fraction of the number of Shares, whose amalgamation creates a single Share, and they shall be entitled to receive a whole Share in exchange for a fractional Share, resulting from the amalgamation of more than a half of the number of Shares, whose amalgamation creates a whole Share.

In the event that an action pursuant to Articles 13.3.2 or 13.3.3 above requires the allotment of additional Shares, their payment shall be effected in a manner similar to that applicable the payment of Bonus Shares. An amalgamation and redivision, as aforesaid, shall not be regarded as a change in the rights attaching to the Shares which are the subject of the amalgamation and redivision.

13.4.	Cancellation of Unissued Share Capital

To cancel registered share capital which has not yet been allotted, so long as the Company is not under an obligation to allot these Shares.

13.5.	The Division of the Share Capital

To divide the share capital of the Company, entirely or partially, into Shares having a lower par value than those stated in these Articles of Association, by way of dividing the Shares of the Company at such a time, entirely or partially.

13.6.	The provisions specified in this Article 13 shall also apply to other equity Securities of the Company, mutatis mutandis.

Chapter Three – General Meetings

14.	The Authority of the General Meeting

14.1.	Subjects within the authority of the General Meeting

The following matters shall require the approval of the General Meeting:

14.1.1.	Changes in the Articles of Association, if adopted by a Special Majority.

14.1.2.	The exercise of the authority of the Board of Directors, if resolved by a Special Majority that the Board of Directors is incapable of exercising its authority, and that the exercise of any of its authority is essential to the orderly management of the Company.

14.1.3.	The appointment or reappointment of the Company’s auditor, the termination or non-renewal of his service, and to the extent required by Law and not delegated to the Board of Directors, the determination of his fee.

14.1.4.	The appointment of Directors, including external Directors.

14.1.5.	To the extent required by the provisions of Section 255 of the Companies Law, the approval of actions and transactions with interested parties and also the approval of an action or a transaction of an officer which might constitute a breach of the duty of loyalty.

14.1.6.	Changes in the share capital of the Company, if adopted by a Special Majority as set forth in Article 13 above.

14.1.7.	A merger of the Company, as defined in the Companies Law.

14.1.8.	Changes in the objectives of the Company as set forth in Article 4 above, if adopted by a Special Majority.

14.1.9.	Changes in the name of the Company, if adopted by a Special Majority.

14.1.10.	Liquidation, if adopted by a Special Majority.

14.1.11.	Settlements or Arrangements pursuant to Section 233 of the Companies Ordinance.

14.1.12.	Any other matters which applicable Law requires to be dealt with at General Meetings of the Company.

14.2.	The authority of the General Meeting to transfer authorities between corporate organs.

The General Meeting, by a Special Majority, may assume the authority which is given to another corporate organ, and may transfer the authority which is given to the General Manager to the Board of Directors.

The taking or transferring of authorities, as aforesaid, shall be with regard to a specific issue or for a specific period of time, all as stated in the resolution of the General Meeting.

15.	Kinds of General Meetings

15.1.	Annual Meetings

A General Meeting shall be convened at least once a year, within fifteen months of the last general meeting. The meeting shall be held at the registered offices of the Company, unless otherwise determined by the Board of Directors. These General Meetings shall be referred to as “Annual Meetings”.

15.1.1.	An Annual Meeting shall be convened to approve the following:

(One)	The Financial Statements and the Report of the Board of Directors, as of December 31st of the calendar year preceding the year of the annual meeting.

(Two)	The Report of the Board of Directors with respect to the fee paid to the Company’s auditor.

15.1.2.	The Annual Meeting shall be convened to adopt resolutions on the following matters:

(One)	The appointment of Directors and the termination of their office in accordance with Article 23 below.

(Two)	The appointment of an auditor or the renewal of his office, and authorization of the Board of Directors to determine his fee, subject to the provisions of Article 29 below.

15.2.	Extraordinary Meetings

General Meetings of the Shareholders of the Company which are not convened in accordance with the provisions of Article 15.1 above, shall be referred to as “Extraordinary Meetings”. An Extraordinary Meeting shall discuss and decide in all matters which are not discussed and decided in the Annual Meeting, and for which the Extraordinary Meeting was convened.

15.3.	Class Meetings

The provisions of these Articles of Association with respect to General Meetings shall apply, mutatis mutandis, to meetings of a class of Shareholders of the Company.

16.	The Holding of General Meetings

16.1.	The Convening of the Annual Meeting

The Board of Directors shall convene Annual Meetings in accordance with the provisions of Article 15.1 above.

16.2.	The Convening of an Extraordinary Meeting

The Board of Directors may convene an Extraordinary Meeting, as it decides, provided, however, that it shall be obligated to convene an Extraordinary Meeting upon the demand of one of the following:

16.2.1.	Any two Directors or a quarter of the Directors, whichever is lower; or

16.2.2.	any one or more Shareholders, holding alone or together at least 4.99% of the issued share capital of the Company.

16.3.	Date of Convening an Extraordinary Meeting Upon Demand

The Board of Directors, which is required to convene a general meeting in accordance with Article 16.2 above shall announce the convening of the General Meeting within twenty-one (21) days from the receipt of a demand in that respect, and the date fixed for the meeting shall not be more than thirty-five (35) days from the publication date of the announcement of the General Meeting.

In the event that the Board of Directors shall not have convened an Extraordinary Meeting, as required in this Article, those demanding its convening or half of the Shareholders which demand it subject to Article 16.2.2, are entitled to convene the meeting themselves, so long as it is convened within three months from the date on which the demand was filed, and it shall be convened, inasmuch as possible, in the same manner by which meetings are convened by the Board of Directors. In the event that a General Meeting is convened as aforesaid, the Company shall bear the reasonable costs and expenses incurred by those demanding it.

16.4.	Notice of Convening a General Meeting

~~Unless otherwise prescribed by Law, a n~~Notice of a ~~general~~  General ~~meeting~~ Meeting shall be sent to each registered Shareholder of the Company as of the Record Date set by the Board of Directors for that meeting, within five (5)  ~~at least twenty-one (21)~~ days ~~prior to the date fixed for the meeting~~ after that Record Date, unless a different notice time is required by Law and cannot be altered or waived in the Company’s Articles of Association.

A General Meeting may be convened following a shorter notice period, if the written consent of all the Shareholders who are entitled at such time to receive notices has been obtained. A waiver by a Shareholder can also be made in writing after the fact and even after the convening of the General Meeting.

16.5.	Contents of the Notice

Subject to the provisions of any Law, a notice with respect to a general meeting shall specify the agenda of the meeting, the location, the proposed resolutions and also the arrangements for voting by means of a deed of voting or a deed of authorization, and the requirements of Article 10A.2.1.

Any notice to be sent to the Shareholders shall also include a draft of the proposed resolutions or a concise description of their particulars.

17.	The Agenda of General Meetings

17.1.	The agenda of the General Meeting shall be determined by the Board of Directors and shall also include issues for which an Extraordinary Meeting is being convened in accordance with Article 15.2 above, or demanded in accordance with Article 17.2 below.

17.2.	One or more Shareholders holding alone or in the aggregate, 4.99% or more of the share capital of the Company may request that the Board of Directors include an issue on the agenda of a general meeting to be convened in the future. The Board of Directors shall incorporate such issue on the agenda of such a future general meeting, provided that the Board of Directors determines, in its discretion, such issue is suitable to be discussed in the General Meeting of the Company.

17.3.	The General Meeting shall only adopt resolutions on issues which are on its agenda.

17.4.	So long as it is not otherwise prescribed by Law, the General Meeting is entitled to accept or reject a proposed resolution which is on the agenda of the General Meeting, the draft or concise description of the particulars of which were published by the Company, including slight alterations, however, it is not entitled to take a resolution, which is materially different than the proposed resolution.

18.	Discussions in General Meetings

18.1.	Quorum

No discussion shall be held in the General Meeting unless a lawful quorum is present. Subject to the requirements of the applicable Law in force at the time these Articles of Association come into force, the rules of the Nasdaq National Market, the London Stock Exchange and any other exchange on which the Company’s securities are or may become quoted or listed, and the provisions of these Articles, any two Shareholders, present by themselves or by means of a proxy, or who have delivered to the Company a Deed of Voting indicating their manner of voting, and who hold or represent at least one-third of the voting rights in the Company shall constitute a lawful quorum. A Shareholder or his proxy, who may also serve as a proxy for other Shareholders, shall be regarded as two Shareholders or more, in accordance with the number of Shareholders he is representing.

18.2.	Deferral of the General Meeting in the Absence of Lawful Quorum

In the event that a legal quorum is not present after the lapsing of 30 minutes from the time specified in the convening notice for the commencement of the meeting, the meeting may be adjourned to the same day of the following week (or the first business day thereafter) at the same time and venue, or to another time and venue, as determined by the Board of Directors in a notice to the Shareholders, and the adjourned meeting shall discuss the same issues for which the original meeting was convened. If at the adjourned meeting, a legal quorum is not present at the time specified for the commencement of the meeting, then and in such event one or more Shareholders holding or representing in the aggregate at least 10% of the voting rights in the Company shall be deemed to form a proper quorum, subject to the provisions of Section 79 of the Companies Law.

18.3.	The Chairman of the General Meeting

The chairman of the Board of Directors (if appointed) shall preside at each General Meeting. In the absence of the chairman, or if he fails to appear at the meeting within 15 minutes after the time fixed for the meeting, the Shareholders present at the meeting shall choose any one of the Directors of the Company as the chairman, and if there is no Director present at the meeting, one of the Shareholders shall be chosen to preside over the meeting. The chairman shall not have an additional vote or casting vote.

18.4.	Adjourned Meeting

Upon adoption of a resolution at a General Meeting at which a lawful quorum is present, the chairman may and upon demand of the General Meeting shall adjourn the General Meeting from time to time and from venue to venue, as the meeting may decide (for the purpose of this Article: an “Adjourned Meeting”). In the event that a meeting is adjourned for fourteen days or more, a notice of the Adjourned Meeting shall be given in the same manner as the notice of the original meeting. With the exception of the aforesaid, a Shareholder shall not be entitled to receive notice of an Adjourned Meeting or of the issues which are to be discussed in the Adjourned Meeting. The Adjourned Meeting shall only discuss issues that could have been discussed at the General Meeting which was adjourned. The provisions of Articles 17.1, 17.2 and 17.3 of the Articles of Association shall apply to an Adjourned Meeting.

19.	Voting of the Shareholders

19.1.	Resolutions

In any General Meeting, a proposed resolution shall be adopted if it receives an Ordinary Majority, or any other majority of votes set by Law or in accordance with these Articles of Association. For the avoidance of doubt, any proposed resolution requiring a Special Majority under the Companies Ordinance shall continue to require the same Special Majority even after the effective date of the Companies Law.

In the event of a tie vote, the resolution shall be deemed rejected.

19.2.	Checking Majority

19.2.1.	The checking of the majority shall be carried out by means of a count of votes, at which each Shareholder shall be entitled to vote in each case in accordance with rights fixed for such Shares, subject to Articles 10A above and Article 44 below. A Shareholder shall be entitled to a single vote for each share he holds which is fully paid or that Calls of Payment in respect of which was fully paid.

19.2.2.	The announcement of the chairman that a resolution in the General Meeting was adopted or rejected, whether unanimously or with a specific majority, shall be regarded as prima facie evidence thereof.

19.3.	Written Resolutions

Subject to the provisions of applicable Law, a written resolution signed by all of the Shareholders of the Company holding Shares which entitle their holders to participate in General Meetings of the Company and vote therein, or of the same class of Shares to which the resolution refers, as the case may be, shall be regarded as a valid resolution for all purposes, and as a resolution adopted at a General Meeting of the Company or at a class meeting of the relevant class of Shares, as the case may be, which was properly summoned and convened, for the purpose of adopting such a resolution.

Such a resolution could be stated in several copies of the same document, each of them signed by one Shareholder or by several Shareholders.

19.4	~~The Determining~~Record Date ~~with Respect to~~ For Participation and Voting

The Record Date shall be set by the Board of Directors, or by a person or persons authorized by the Board of Directors, in accordance with applicable Law.~~In the event that a General Meeting was summoned more than twenty-one (21) days prior to the date fixed for its convening, the Shareholders who are entitled to participate and vote in same General Meeting shall be those Shareholders who are registered in the Shareholder Register of the Company on the date twenty-one (21) days prior to the date of the meeting. In the event that a General Meeting was summoned 21 days or less prior to the date fixed for its convening, the Shareholders who are entitled to participate and vote in the same General Meeting shall be those shareholders who are registered in the Shareholder Register of the Company on the date determined by the Board of Directors but in no event shall the date be less than four days prior to the date of the meeting.~~

19.5.	A Right to Participate and Vote

A Shareholder shall not be entitled to participate and vote in any General Meeting or to be counted among those present, so long as (i) he owes the Company a payment which was called for the Shares held by him, unless the allotment conditions of the Shares provide otherwise, and/or (ii) his holdings are registered in the Shareholder Register together with a notation that such holdings have been classified as Exceptional Holdings, as defined in Article 10A or Affected Shares, as defined in Article 44.

19.6.	Personal Interest in Resolutions

A Shareholder seeking to vote with respect to a resolution which requires that the majority for its adoption include at least a third of the votes of all those not having a personal interest (as defined in the Companies Law) in the resolution shall notify the registered office of the Company at least two business days prior to the date of the General Meeting, whether he has a personal interest in the resolution or not, as a condition for his right to vote and be counted with respect to such resolution.

A Shareholder voting on a resolution, as aforesaid, by means of a Deed of Vote, may include his notice with regard to his personal interest on the Deed of Vote.

19.7.	The Disqualification of Deeds of Vote

Subject to the provisions of applicable Law, the corporate secretary of the Company may, in his discretion, disqualify Deeds of Vote and Deeds of Authorization and so notify the Shareholder who submitted a Deed of Vote or Deeds of Authorization in the following cases:

19.7.1.	If there is a reasonable suspicion that they are forged;

19.7.2.	If there is a reasonable suspicion that they are falsified, or given with respect to Shares for which one or more Deeds of Vote or deeds of authorization have been given and not withdrawn; or

19.7.3.	If there is no note on the Deed of Vote or Deed of Authorization as to whether or not his holding in the Company or his vote require the consent of the Minister of Communications pursuant to Sections 21 and 23 to the License.

19.7.4.	With respect to Deeds of Vote:

(One)	If more than one choice is marked for the same resolution; or

(Two)	With respect to resolutions which require that the majority for their adoption includes a third of the votes of those not having a personal interest in the approval of the resolution, where it was not marked whether the relevant Shareholder has a personal interest or not, as aforesaid.

Any Shareholder shall be entitled to appeal on any such disqualification to the Board of Directors at least one business day prior to the relevant General Meeting.

19.8.	The Voting of a Person without Legal Capacity

A person without legal capacity is entitled to vote only by means of a trustee or a legal custodian. ~~Such trustee or legal custodian may vote in person, by Deed of Vote or by means of a proxy.~~

19.9.	The Voting of Joint Holders of a Share

Where two or more Shareholders are registered joint holders of a Share, only the first named joint holder shall vote, ~~either in person or by means of a proxy or by means of a Deed of Vote,~~ without taking into account the other registered joint holders of the Share. For this purpose, the first named joint holder shall be the person whose name is registered first in the Shareholder Register.

19.10.	Minutes of the General Meeting

The chairman of the General Meeting shall cause that the minutes of each General Meeting shall be properly maintained and shall include the following:

19.10.1.	The name of each Shareholder present in person, by Deed of Vote or by proxy and the number of Shares held or represented by him;

19.10.2.	The principal issues of the discussion, all the resolutions which were adopted or rejected at the General Meeting, and if adopted – according to what majority.

20.	The Appointment of a Proxy

20.1.	Voting by Means of a Proxy

A Shareholder registered in the Shareholder Register is entitled to appoint by deed of authorization a proxy to participate and vote in his stead, whether at a certain General Meeting or generally at General Meetings of the Company, whether personally or by means of a Deed of Vote, so long as the deed of authorization with respect to the appointment of the proxy was delivered to the Company at least two Business Days prior to the date of the General Meeting.

In the event that the deed of authorization is not limited to a certain General Meeting, then the deed of authorization, which was deposited prior to a certain General Meeting, shall also be good for other General Meetings thereafter. This Article 20 shall also apply to a Shareholder which is a corporation, appointing a person to participate and vote in a General Meeting in its stead. A proxy is not required to be a Shareholder of the Company.

20.2.	The Draft of the Deed of Authorization

The deed of authorization shall be signed by the Shareholder and shall be in or substantially in the form specified below or any such other form acceptable to the Board of Directors of the Company. The corporate secretary, in his discretion, may accept a deed of authorization differing from that set forth below provided the changes are immaterial.

The corporate secretary shall only accept either an original deed of authorization, or a copy of the deed of authorization which is certified by a lawyer having an Israeli license or a notary.

Deed of Authorization

                         Date: ________

To:	Partner Communications Company Ltd.
Attn.:	Corporate Secretary

Re: [Annual/Extraordinary] General Meeting of the Company
to be Held On __________________

        I, the undersigned _________________, Identification No. / Registration No. _____________, of ________________, being the registered holder of ________ (*) Shares [Ordinary Shares having a par value of NIS 0.01, each], hereby authorize ___________, Identification No. ___________ (**) and/or ___________, Identification No. ___________ and/or ___________, Identification No. ___________ to participate and vote in my stead and on my behalf at the referenced meeting and in any adjournment of the referenced meeting of the Company / at any General Meeting of the Company, until I shall otherwise notify you .

Signature

(*)	A Shareholder is entitled to give several deeds of authorization, each of which refers to a different quantity of Shares of the Company held by him, so long as he shall not give deeds of authorization with respect to an aggregate number of Shares exceeding the total number he holds.

(**)	In the event that the proxy does not hold an Israeli Identification number, indicate a passport number, if any, and the name of the country which issued the passport.

20.3.	A vote in accordance with a deed of authorization shall be lawful even if prior to it, the appointer died or became incapacitated or bankrupt, or if it is a corporation – was liquidated, or if he cancelled the deed of authorization or transferred the Share in respect of which it was given, unless a notice in writing was received at the Office of the Company prior to the meeting with respect to the occurrence of such an event.

21.	Deed of Vote, Voting Via the Internet

21.1.	A Shareholder may vote in a General Meeting by means of a Deed of Vote (ktav hatba’ah) on ~~the issues specified below~~ any issue for which voting by Deed of Vote is required to be offered under applicable Law and on any other issue for which the Board of Directors has approved voting by Deed of Vote, either generally or specifically. The form of the Deed of Vote shall be set by the corporate secretary or any one so authorized by the Board of Directors.

21.2.	The Board of Directors may authorize Shareholder voting in a General Meeting via the Internet, subject to any applicable Law.

~~, unless the Company is entitled by Law to a partial or full exemption from the requirement for the delivery of Deeds of Vote, either generally or specifically:~~

~~21.1.1.~~ 	~~The appointment and dismissal of Directors.~~

~~21.1.2.~~	~~The approval of actions with interested parties, subject to sections 268-275 of the Companies Law.~~

~~21.1.3.~~	~~The approval of an action by an officer which conflicts with his duty of loyalty toward the Company, subject to Section 255 of the Companies Law.~~

~~21.1.4.~~	~~A merger subject to Section 320 of the Companies Law.~~

~~21.1.5.~~	~~Any issue which the Articles of Association provide can be voted thereon by means of a Deed of Vote.~~

~~21.1.6.~~	Other issues prescribed by Law.

~~21.2.~~	~~The Draft of the Deed of Vote~~

~~The Deed of Vote shall be signed by the Shareholder and shall be in or substantially in the form specified below, or any such other form acceptable to the Board of Directors of the Company. The corporate secretary or any one authorized by the Board of Directors to convene the meeting, shall be entitled to amend the form of the Deed of Vote in accordance with the resolutions on the agenda.~~

~~Deed of Vote~~

~~Date: ________~~

~~Partner Communications Company Ltd.~~
~~[Address of the Company]~~

~~Re: [Annual/Extraordinary] General Meeting of the Shareholders~~
~~to be on ___________________~~

~~I, the undersigned _________________, Identification No. / Registration No. _____________, of ________________, being the registered holder / the holder an appropriate Deed of Authorization, attached hereto (*) of ________ (**) Ordinary Shares having a par value of NIS 0.01 each, hereby notify you that my vote in the General Meeting and in any adjourned meeting of the Company is as specified below.~~

~~Item No. of the Resolution on the Agenda~~	~~Subject of the Resolution~~	~~Vote (***)~~			~~Personal Interest of the Shareholder in the Resolution (****)~~
		~~In Favor~~	~~Abstain~~	~~Against~~	~~Yes~~	~~No~~

~~☐~~ 	~~I, the undersigned, hereby declare that either my holdings or my vote require the consent of the Minister of Communications pursuant to Sections 21 or 23 to the License. (*****)~~

~~☐~~ 	~~I, the undersigned, hereby declare that neither my holdings nor my vote, require the consent of the Minister of Communications pursuant to Sections 21 or 23 to the License. (*****)~~

~~—————————————~~
~~Signature~~

~~(*)~~	~~In the event that the Shares are held by means of a Registration Company, a power of attorney on behalf of the Registration Company should be enclosed and the Deed of Vote should be signed.~~

~~(**)~~	~~In the event that a Shareholder wishes to vote in a different manner with respect to each part of his Shares, a separate Deed of Vote should be filed for each quantity of Shares in respect of which he intends to vote differently.~~

~~(***)~~	~~An “X” should be marked in the appropriate column and with respect to each resolution. In the event that more than one choice are marked for a certain resolution, the vote in respect of that resolution shall be disqualified.~~

~~(****)~~	~~In resolutions for which a majority which includes a third of the votes of those not having a personal interest in the transaction is required for adoption, an X should be marked in the appropriate column. If an X is not marked in either column, the vote in respect of the same resolution shall be disqualified.~~

~~(*****)~~	~~An “X” should be marked in the appropriate column. If an X is not marked in either column, or if an X is marked in both column, the vote shall be disqualified.~~

~~21.3.~~	~~The Sending of a Deed of Vote~~

~~The Deed of Vote shall be sent by the Company to the Shareholders who are registered in the Shareholder Register of the Company and who are entitled to vote in the General Meeting, together with the notice with respect to General Meetings.~~

~~The Deed of Vote shall be sent by the Company and at its expense.~~

~~21.4.~~	~~Manner of Use of the Deed of Vote~~

~~A duly executed Deed of Vote which was received at the Office of the Company at least two Business Days prior to the date of the General Meeting shall constitute the participation and voting of the Shareholder who has delivered it, for each and every purpose, including for the purpose of determining the lawful quorum at a meeting. A Deed of Vote received by the Company, in accordance with this Article, with respect to a certain issue, at which voting in the General Meeting did not take place, shall be viewed as an “abstain” with respect to the resolution to adjourn the meeting and, at the adjourned meeting, shall be voted in accordance with the manner set forth therein.~~

~~21.5.~~	~~Board Recommendation~~

~~The Board of Directors and any other person lawfully demanding the holding of an extraordinary General Meeting may send to the Shareholders a recommendation in order to persuade the Shareholders with respect to the items which are on the agenda of said meeting. The recommendation shall be delivered at the expense of the Company together with the Deed of Vote. In the event that a General Meeting is convened with respect to any of the issues specified in Article 21.1 above, a Shareholder may submit to the Company a request that a recommendation be delivered on his behalf to the other Shareholders. Unless it is otherwise prescribed by Law, the said recommendation shall be delivered at the expense of the Shareholder, and only if it was received at the registered office of the Company at least 10 days prior to the General Meeting.~~

~~The Board of Directors of the Company may send to the Shareholders a recommendation in response to a recommendation delivered in accordance with the provisions of this Article, or in response to any other submission to the Shareholders. Such recommendation shall be delivered at the expense of the Company.~~

Chapter Four – The Board of Directors

22.	The Authority of the Board of Directors

22.1.	The authority of the Board of Directors is as specified both in the Law and in the provisions of these Articles of Association.

22.2.	Signature Authority and Powers of Attorney

22.2.1.	The Board of Directors shall determine the person(s) with authority to sign for and on behalf of the Company with respect to various issues. The signature of such person(s), appointed from time to time by the Board of Directors, whether generally or for a specific issue, whether alone or together with others, or together with the seal or the stamp of the Company or its printed name, shall bind the Company, subject to the terms and conditions set by the Board of Directors.

22.2.2.	The Board of Directors may set separate signature authorities with respect to different issues and different amounts.

22.2.3.	The Board of Directors may, from time to time, authorize any person to be the representative of the Company with respect to those objectives and subject to those conditions and for that time period, as the Board of Directors deems fit. The Board of Directors may also grant any representative the authority to delegate any or all of the authorities, powers and discretion given to the Board of Directors.

22.3.	The Registered Office of the Company

The Board of Directors shall fix the location of the Office of the Company.

23.	The Appointment of Directors and the Termination of Their Office

23.1.	The Number of Directors

The number of Directors in the Company shall not be less than seven (7) or more than seventeen (17).

23.2.	The Identity of a Director

23.2.1.	A member of the Board of Directors may hold another position with the Company.

23.2.2.	A corporation may serve as a Director in the Company, subject to the provisions of Article 23.6 below.

23.2.3.	For as long as any individual or an entity which is an Interested Party in the Company is also an Interested Party in Cellcom (Israel) Ltd. (hereinafter “Cellcom”), such Interested Party or an Office Holder of an Interested Party in Cellcom or an Office Holder of any entity controlled by an Interested Party in Cellcom (other than Elron Electronic Industries Ltd (“Elron”) or an entity controlled by Elron) will not serve as an Office Holder of the Company, and no Interested Party in Cellcom or any entity controlled by such Interested Party, may appoint more than two Directors to the Board of Directors of the Company. For the purposes of this Article, the terms “control”, “Interested Party” and “Office Holder” shall bear the same meaning as in, and shall be interpreted in accordance with, the License.

23.2.4.	The Board of Directors shall include independent and/or external Directors required to comply with the applicable requirements of any Law, the Nasdaq Stock Market, the London Stock Exchange and any other investment exchange on which the securities of the Company are or may become quoted or listed. The requirements of the Companies Law applicable to an external Director (Dahatz) shall prevail over the provisions of these Articles of Association to the extent these Articles of Associations are inconsistent with the Companies Law, and shall apply to the extent these Articles of Associations are silent.

23.2.5.	At least 10% of the members of the Board of Directors of the Company shall be comprised of Qualified Israeli Directors. Notwithstanding the above, if the board is comprised of up to 14 members, one Qualified Israeli Director shall be sufficient, and if the board is comprised of between 15 and 24 members, two Qualified Israeli Directors shall be sufficient.

23.2.6.	Notwithstanding any other provision of these Articles, a Qualified Israeli Director shall be appointed as a member of the Board of Directors, and may be removed from such office, only upon written notice to the Company Secretary of his or her appointment or removal by the Founding Israeli Shareholders holding Minimum Israeli Holding Shares. For purposes of this section, a notice signed by at least two of the Founding Israeli Shareholders who are the record holders of at least 50% of Minimum Israeli Holding Shares shall be deemed to be sufficient notice on behalf of all holders of Minimum Israeli Holding Shares.

23.3.	The Election of Directors and their Terms of Office

23.3.1.	The Directors shall be elected at each Annual Meeting and shall serve in office until the close of the next Annual Meeting, unless their office becomes vacant earlier in accordance with the provisions of these Articles of Association. Each Director of the Company shall be elected by an Ordinary Majority at the Annual Meeting; provided, however, that external Directors shall be elected in accordance with applicable law and/or any relevant stock exchange rule applicable to the Company. The elected Directors shall commence their terms from the close of the Annual Meeting at which they are elected, unless a later date is stated in the resolution with respect to their appointment. Election of Directors shall be not conducted by separate vote on each candidate, unless so determined by the Board of Directors.

23.3.2.	In each Annual Meeting, the Directors that were elected in the previous Annual Meeting, and thereafter, in any Extraordinary Meeting shall be deemed to have resigned from their office. A resigning Director may be reelected.

23.3.3.	Notwithstanding the other provisions of these Articles of Association and without derogating from Article 23.4, an Extraordinary Meeting of the Company may elect any person as a Director, to fill an office which became vacant or to serve as an external Director (Dahatz) or an independent Director and also in any event in which the number of the members of the Board of Directors is less than the minimum set in the Articles of Association. Any Director elected in such manner (excluding an external Director (Dahatz) shall serve in office until the coming Annual Meeting, unless his office becomes vacant earlier in accordance with the provisions of these Articles of Association and may be reelected.

23.3.4.	An elected external Director (Dahatz) shall commence his term from the date of, and shall serve for the period stated in, the resolution of the General Meeting at which he was elected, notwithstanding Article 23.3 above, unless his office becomes vacant earlier in accordance with the provisions of the Companies Law. A General Meeting may reelect an external Director (Dahatz) for additional term(s) as permitted by the Companies Law.

23.4.	The election of Directors by the Board of Directors

The Board of Directors shall have the right, at all times, upon approval of at least 75% of the Directors of the Company, to elect any person as a Director, to fill an office which became vacant, and also in any event in which the number of the members of the Board of Directors is less than the minimum set in the Articles of Association. Any Director elected in such manner shall serve in office until the coming Annual Meeting and may be reelected.

23.5.	Alternate Director

Any Director may, from time to time, appoint for himself an alternate Director (hereinafter: the “Alternate Director”), dismiss such Alternate Director and also appoint another Alternate Director instead of any Alternate Director, whose office becomes vacant, due to whatever cause, whether for a certain meeting or generally. Anyone who is not qualified to be appointed as a Director and also anyone serving as a Director or as an existing Alternate Director shall not serve as an Alternate Director.

23.6.	Representatives of a Director that is a Corporation

A Director that is a corporation shall appoint an individual, qualified to be appointed as a Director in the Company, in order to serve on its behalf, either generally or for a certain meeting, or for a certain period of time and the said corporation may also dismiss that individual and appoint another in his stead (hereinafter: “Representatives of a Director”).

23.7.	Manner of Appointment or Dismissal of an Alternate Director or a Representative of a Director that is a Corporation

Any appointment or dismissal of Representatives of Directors, when such Directors are corporations, or of Alternate Directors, shall be made by means of a notice in writing to the corporate secretary, signed by the appointing or dismissing body and shall become valid upon the date indicated in the appointment or dismissal notice or upon the date of its delivery to the corporate secretary, whichever is the later.

23.8.	Miscellaneous Provisions with Respect to Alternate Directors and Representatives of Directors that are Corporations.

23.8.1.	Any person, whether he is a Director or not, may serve as the representative of a Director, and any one person may serve as the representative of several Directors.

23.8.2.	The Representative of a Director – in addition to his own vote, if he is serving as a Director – shall have a number of votes corresponding to the number of Directors represented by him.

23.8.3.	An Alternate Director and the Representative of a Director shall have all the authority of the Director for whom he is serving as an Alternate Director or as a representative, with the exception of the authority to vote in meetings at which the Director is present in person.

23.8.4.	The office of an Alternate Director or a representative of a Director shall automatically become vacant, if the office of the Director for whom he is serving as an Alternate Director or as a representative becomes vacant.

23.9.	Termination of the Term of a Director

The term of a Director shall be terminated in any of the following cases:

23.9.1.	If he resigns from his office by way of a signed letter, filed with the corporate secretary at the Company’s Office;

23.9.2.	If he is declared bankrupt or if he reaches a settlement with his creditors within the framework of bankruptcy procedures;

23.9.3.	If he is declared by an appropriate court to be incapacitated;

23.9.4.	Upon his death and, in the event of a corporation, if a resolution has been adopted for its voluntary liquidation or a liquidation order has been issued to it;

23.9.5.	If he is removed from his office by way of a resolution, adopted by the General Meeting of the Company, even prior to the completion of his term of office;

23.9.6.	If he is convicted of a crime, as stated in Section 232 of the Companies Law; or

23.9.7.	If his term is terminated by the Board of Directors in accordance with the provisions of Section 231 of the Companies Law.

23.10.	The Implications on the Board of Directors of the Termination of the Term of a Director.

In the event that an office of a Director becomes vacant, the remaining Directors are entitled to continue operating, so long as their number has not decreased below the minimum number of Directors set forth in Article 23.1.

In the event that the number of Directors decreased below that minimum number, the remaining Directors shall be entitled to act solely for the convening of a General Meeting of the Company for the purpose of electing additional Directors to the Board of Directors.

23.11.	Compensation of Members of the Board of Directors

Members of the Board of Directors who do not hold other positions in the Company and who are not external Directors shall not receive any compensation from the Company, unless such compensation is approved by the General Meeting and according to the amount determined by the General Meeting, subject to the provisions of the Law.

The compensation of the Directors may be fixed, as an all-inclusive payment or as payment for participation in meetings or in any combination thereof.

The Company may reimburse expenses incurred by a Director in connection with the performance of his office, to the extent provided in a resolution of the Board of Directors.

24.	Actions of Directors

24.1.	Convening Meetings of the Board of Directors

24.1.1.	The chairman of the Board of Directors may convene a meeting of the Board of Directors at any time.

24.1.2.	The chairman of the Board of Directors shall convene a meeting of the Board of Directors at least four times a year, in a manner allowing the Company to fulfil the provisions of the Law with respect to the publication of Financial Statements and reporting to the public.

24.1.3.	The chairman of the Board of Directors shall convene a meeting of the Board of Directors on a specific issue if requested by at least two Directors or one Director, if he is an external Director, within no more than 14 days from the date of the request.

24.1.4.	The chairman of the Board of Directors shall act forthwith for the convening of a meeting of the Board of Directors, within 14 days from the time that a Director in the Company has informed him of a matter related to the Company in which there is an apparent violation of the Law or a breach of proper management of the business, or from the time that the auditor of the Company has reported to him that he had become aware of material flaws in the accounting oversight of the Company.

24.1.5.	In the event that a notice or a report of the General Manager requires an action of the Board of Directors, the chairman of the Board of Directors shall forthwith convene a meeting of the Board of Directors, which should be held within 14 days from the date of the notice or the report.

24.2.	Convening of a Meeting of the Board of Directors

24.2.1.	Any notice with respect to a meeting of the Board of Directors may be given in writing, so long as the notice is given at least 14 days prior to the date fixed for the meeting, unless all the members of the Board of Directors or their Alternate Directors or their representatives agree on a shorter time period. A notice, as stated, shall be delivered in writing or transmitted via facsimile or E-mail or through another means of communication, to the address or facsimile number or to the E-mail address or to an address where messages can be delivered through other means of communication, as the case may be, as the Director informed the corporate secretary, upon his appointment, or by means of a written notice to the corporate secretary thereafter.

A notice, which was delivered or transmitted, as provided in this Article, shall be deemed to be personally delivered to the Director on its delivery date.

24.2.2.	In the event that a Director appointed an Alternate Director or a representative, the notice shall be delivered to the Alternate Director or the representative, unless the Director instructed that the notice should be delivered to him as well.

24.2.3.	The notice shall include the venue, date and time of the meeting of the Board of Directors, arrangements with respect to the manner of management of the meeting (in cases where telecommunications are used), the details of the issues on its agenda and any other material that the chairman of the Board of Directors requests be attached to the summoning notice with respect to the meeting.

24.3.	The Agenda of Meetings of Board of Directors

The agenda of meetings of the Board of Directors shall be determined by the chairman of the Board of Directors and shall include the following issues:

24.3.1.	Issues determined by the chairman of the Board of Directors.

24.3.2.	Issues for which the meeting is convened in accordance with Article 24.1 above.

24.3.3.	Any issue requested by a Director or by the General Manager within a reasonable time prior to the date of the meeting of the Board of Directors (taking into account the nature of the issue).

24.4.	Quorum

The quorum for meetings of the Board of Directors shall be a majority of the Directors, which must include one external Director.

24.5.	Conducting a Meeting Through Means of Communication

The Board of Directors may conduct a meeting of the Board of Directors through the use of any means of communications, provided all of the participating Directors can hear each other simultaneously.

24.6.	Voting in the Board of Directors

Subject to Article 23.4 and Article 44, Issues presented at meetings of the Board of Directors shall be decided upon by a majority of the votes of the Directors present (or participating, in the case of a vote through a permitted means of communications) and voting, subject to the provisions of Article 23.8 above, with respect to Alternate Directors and representatives of Directors that are corporations.

Each Director shall have a single vote.

24.7.	Written Resolutions

A written resolution signed by all the Directors shall be deemed as a resolution lawfully adopted at a meeting of the Board of Directors. Such a resolution may be made in several copies of the same Document, each of them signed by one Director or by several Directors. Such a resolution may be adopted by signature of only a portion of the Directors, if all of the Directors who have not signed the resolution were not entitled to participate in the discussion and to vote on such resolution in accordance with any Law whatsoever, so long as they confirm in writing that they are aware of the intention to adopt such a resolution.

24.8.	Resolutions Approved by Means of Communications

A resolution approved by use of a means of communications by the Directors shall be deemed to be a resolution lawfully adopted at a meeting of the Board of Directors, and the provisions of Article 24.6 above shall apply to the said resolution.

24.9.	The Validity of Actions of the Directors

All actions taken in good faith in a meeting of the Board of Directors or by a committee of the Board of Directors or by any person acting as a Director shall be valid, even if it subsequently transpires that there was a flaw in the appointment of such a Director or person acting as such, or if any of them were disqualified, as if any such person was lawfully appointed and was qualified to serve as a Director.

24.10.	Minutes of Meetings of the Board of Directors

The chairman of the Board of Directors shall cause that the minutes of meetings of the Board of Directors shall be properly maintained and shall include the following:

24.10.1.	Names of those present and participating at each meeting.

24.10.2.	All the resolutions and particulars of the discussion of said meetings.

Any such minutes signed by the chairman of the Board of Directors presiding over that meeting or by the chairman of the Board of Directors at the following meeting, shall be viewed as prima facie evidence of the issues recorded in the minutes.

25.	Committees of the Board of Directors

25.1.	Subject to the provisions of the Companies Law, the Board of Directors may delegate its authorities or any part of them to committees, as they deem fit, and they may from time to time cancel the delegation of such an authority. Any such committee, while utilizing an authority as stated, is obligated to fulfil all of the instructions given to it from time to time by the Board of Directors.

25.2.	Subject to the provisions of the Companies Law, each committee of the Board of Directors shall consist of at least two Directors, and it may include members who are not Directors, with the exception of the audit committee which shall consist of at least three (3) Directors, and all of the external Directors of the Company shall be members of it.

25.3.	The provisions with respect to meetings of the Board of Directors shall apply to the meetings and discussions of each committee of the Board of Directors, with the appropriate changes, provided that no other terms are set by the Board of Directors in this matter, and provided that the lawful quorum for the meetings of the committee, as stated, shall be at least a majority of the members of the committee, unless otherwise required by Law.

25A.	Committee for Security Matters

25A.1.	Notwithstanding any other provision in these Articles, the Board of Directors shall appoint from among its members who have security clearance and security compatibility to be determined by the General Security Service (“Directors with Clearance”) a committee to be designated the “Committee for Security Matters”. The members of the Committee for Security Matters shall include at least four (4) Directors with Clearance including at least one external director. Subject to section 25A.2 below, security matters shall be considered only in the context of the Committee for Security Matters. Any decision of, or action by the Committee for Security Matters shall have the same effect as if it had been made or taken by the Board of Directors. The Board of Directors shall consider a security matter only if required pursuant to section 25A.2 below, and subject to the terms of that section. For purposes of this section 25A, “security matters” shall be defined in the same manner as defined in the Bezeq Order (Determination of Essential Service Provided by Bezeq-The Israeli Telecommunications Company Ltd.), 1997, as of March 9, 2005.

25A.2.	Security matters which the audit committee or board of directors shall be required to consider in accordance with the mandatory rules of the Companies Law or other Law applicable to the Company, shall be considered to the extent necessary only by Directors with Clearance. Other Directors shall not be entitled to participate in meetings of the audit committee or board of directors dealing with security matters, or to receive information or documents related to these matters. A quorum for these meetings shall include only Directors with Clearance.

25A.3.	Any director or officer of the Company who would otherwise be required to receive information or participate in meetings by virtue of his or her position or these Articles or any Law, but who is prevented from doing so by the provisions of this Article 25A, will be released from any liability for any claim of breach of duty of care to the Company which results from her or his inability to receive information or participate in meetings, and the Company shall indemnify any such director or officer and hold her or him harmless to the maximum extent permitted by law for any injury or damage she or he incurs as a result of the inability to receive such information or participate in such meetings.

25A.4.	The shareholders at a general meeting shall not be entitled to assume, delegate, transfer or exercise any of the authorities granted to any other corporate body in the Company with respect to security matters.

25A.5.	(1) The Minister of Communications shall be entitled to appoint an observer (the “Security Observer”) to all meetings of the board of directors and its committees. The Security Observer shall have the security clearance and security compatibility to be determined by the General Security Service.

(2) The Security Observer shall be an employee of the State of Israel qualified to serve as a director pursuant to Chapter C of the Government Companies Law, 1975.

(3) In addition to any other obligations under Law, the Security Observer shall be bound to preserve the confidentiality of [information relating to] the Company, except as required to fulfill his responsibilities as an observer. The Security Observer will not act as an observer or in any other position at a competitor of the Company, and will avoid a conflict between his position as an observer and the interests of the Company. The Security Observer shall undertake not to serve as an observer or officer or director, and not serve in any other capacity or be employed, directly or indirectly, by any entity competing with the Company or in a position of conflict of interest with the Company during the period of his service as the Security Observer and for two years after termination of such period.

(4) Notices of meetings of the board of directors and its committees, including of the Committee for Security Matters, shall be delivered to the Security Observer, and he shall be entitled to participate in each such meeting.

(5) The Security Observer shall have the same right to obtain information from the Company as that of a Director. If the Company believes that specific information requested is commercially sensitive and not required by the Security Observer for fulfillment of his duties, the Company may delay delivery of the information upon notice to the Security Observer. If the Security Observer still believes the information is needed for his duties, the matter shall be brought for decision to the head of the General Security Service.

(6) If the Security Observer believes that the Company has made a decision, or is about to make a decision, in a security matter, which conflicts with a provision of the License or section 13 of the Communications Law (Telecommunications and Broadcasting), 1982 or section 11 of the General Security Service Law, 2002, he shall promptly notify the Company in writing. Said notice shall be delivered to the chairman of the board of directors and chairman of the Committee for Security Matters and shall provide an appropriate defined period of time, in light of the circumstances, in which the Company shall be required to correct the violation or change the decision, to the extent possible.”

~~5.~~	~~In order to avoid duplicative mechanisms with respect to our license requirements regarding Israeli holdings and holdings of founding shareholders and their substitutes, the following amendments to section 44 are proposed:~~

25B.	Approval of Certain Related Party Transactions

A transaction of the type described in Section 270(1) of the Companies Law i.e. a transaction with directors or officers or a transaction in which an officer or a director has a personal interest, provided that such transactions are in the Company’s ordinary course of business, are on market terms and are not likely to substantially influence the profitability of the Company, its assets or its liabilities, may be approved by the Audit Committee, without the need for Board of Director’s approval, or by the Board of Directors, subject to any applicable Law and any relevant stock exchange rule applicable to the Company.

26.	Chairman of the Board of Directors

26.1.	Appointment

26.1.1.	The Board of Directors shall choose one of its members to serve as the chairman of the Board of Directors, and shall set in the appointing resolution the term for his service.

26.1.2.	Unless otherwise provided in the appointing resolution, the chairman of the Board of Directors shall be chosen each and every calendar year at the first meeting of the Board of Directors held after the General Meeting in which Directors were appointed to the Company.

26.1.3.	In the event that the chairman of the Board of Directors ceases to serve as a Director in the Company, the Board of Directors in its first meeting held thereafter shall choose one of its members to serve as a new chairman who will serve in his position for the term set in the appointing resolution, and if no period is set, until the appointment of a chairman, as provided in this Article.

26.1.4.	In the event that the chairman of the Board of Directors is absent from a meeting, the Board of Directors shall choose one of the Directors present to preside at the meeting.

26.2.	Authority

26.2.1.	The chairman of the Board of Directors shall preside over meetings of the Board of Directors.

26.2.2.	In the event of a deadlock vote, the chairman of the Board of Directors shall not have an additional or casting vote.

26.2.3.	The chairman of the Board of Directors is entitled, at all times, at his initiative or pursuant to a resolution of the Board of Directors, to require reports from the General Manager in matters pertaining to the business affairs of the Company.

26.3.	Reservations with Regard to Actions of the Chairman of the Board of Directors

26.3.1.	The chairman of the Board of Directors shall not serve as the General Manager of the Company, unless he is appointed in accordance with the provisions of Article 27.2 below.

26.3.2.	The chairman of the Board of Directors shall not serve as a member of the Audit Committee.

Chapter Five – Officers who are not Directors, and theAuditor

27.	The General Manager

27.1.	The Appointment and Dismissal of the General Manager

27.1.1.	The Board of Directors shall appoint a General Manager for a fixed period of time or for an indefinite period of time. The Board of Directors may appoint more than one General Manager.

27.1.2.	The compensation and employment conditions of the General Manager shall be determined by the Board of Directors in any manner it deems fit. Where the compensation of the General Manager is regarded by the Board of Directors in accordance with the Company Law as an “exceptional transaction” and also in cases of the granting of a release, insurance, liability for indemnification or indemnification given by a permit, said compensation requires the prior approval of the audit committee.

27.1.3.	The Board of Directors may from time to time remove the General Manager from his office or dismiss the General Manager and appoint another or others in his stead.

27.2.	The Chairman of the Board of Directors as the General Manager

27.2.1.	The General Meeting of the Company is entitled to authorize the chairman of the Board of Directors to fulfil the position of the General Manager and to exercise his authority, so long as the majority of the votes in the General Meeting adopting such a resolution include at least two thirds of the votes of Shareholders present and entitled to vote at the meeting who are not controlling Shareholders of the Company as defined in the Companies Law or representatives of any of them. “Abstain” votes shall not be taken into account in the counting of the votes of the Shareholders.

27.2.2.	The validity of a resolution provided in Article 27.2.1 above is restricted to a maximum period of three years from the date of the adoption of the resolution by the General Meeting. In the event that no period was set in the resolution, the period shall be deemed to be for three years. Prior to the completion of the three year period, as aforesaid, and even after the end of this period, the General Meeting is entitled to extend the validity of such resolution.

27.2.3.	A resolution, as stated, may relate to the authority of the chairman of the Board of Directors, generally, or to a specific person who is serving as the chairman of the Board of Directors.

27.3.	The Authority of the General Manager and Subordination to the Board of Directors

27.3.1.	The General Manager is responsible for the day-to-day management of the affairs of the Company within the framework of the policy set by the Board of Directors and subject to its instructions.

The General Manager shall have all administrative and operational authority which were not conferred by Law or pursuant to these Articles of Association to any other corporate organ of the Company, and he shall be under the supervision of the Board of Directors and subject to its instructions.

The General Manager shall appoint and dismiss officers of the Company, with the exception of Directors, and he shall also determine the terms of their employment, unless otherwise resolved by the Board of Directors and provided, however, that the appointment and dismissal of senior managers of the Company shall require consultation with and approval by the Board of Directors.

27.3.2.	The Board of Directors may instruct the General Manager on how to act with respect to a certain issue. If the General Manager fails to fulfil the instruction, the Board of Directors may exercise the required authority in order to act in the place of the General Manager.

The Board of Directors may assume the authority granted to the General Manager, either with respect to a certain issue or for a certain period of time.

27.3.3.	In the event that the General Manager is unable to exercise his authority, the Board of Directors may exercise such authority in his stead, or authorize another to exercise such authority.

27.4.	Reporting Duties of the General Manager

The General Manager is obligated to notify the chairman of the Board of Directors of any exceptional matter which is material to the Company, or of any material deviation by the Company from the policy set by the Board of Directors. In the event that the Company shall be without a chairman of the Board of Directors for whatever reason the General Manager shall notify all the members of the Board of Directors, as aforesaid. The General Manager shall deliver to the Board of Directors reports on issues, at such time and in such scope, as is determined by the Board of Directors.

27.5.	Delegating Authority of the General Manager

The General Manager, upon approval of the Board of Directors, may delegate to his subordinates any of his authority. However, such delegation of authority shall not release the General Manager from his liability.

28.	The Corporate Secretary, Internal Controller and Other Officers of the Company

28.1.	The corporate secretary

28.1.1.	The Board of Directors is entitled to appoint a corporate secretary on terms it deems fit, joint secretaries, sub–secretaries and to determine the areas of their functions and authorities.

28.1.2.	In the event that no corporate secretary has been appointed, the General Manager or anyone authorized by him shall fulfil the functions assigned to the corporate secretary, in accordance with any Law, to these Articles of Association and the resolutions of the Board of Directors.

28.1.3.	The corporate secretary shall be responsible for all documents which are kept at the Office, as stated in Section 124 of the Companies Law, and he shall manage all the registries maintained by the Company in accordance with the Law or Companies Law.

28.2.	Internal Controller

28.2.1.	The internal controller of the Company shall report to the chairman of the Board of Directors.

28.2.2.	The internal controller shall file with the Board of Directors a proposal for an annual or other periodic work plan, which shall be approved by the Board of Directors, subject to any changes it deems fit.

28.3.	Other Officers of the Company

The Board of Directors may decide that in addition to the General Manager and the corporate secretary, other officers may be appointed, whether generally or for a specific issue. In such event, the Board of Directors shall appoint the officer, define his position and authority, and set his compensation and terms of employment.

The Board of Directors is entitled to authorize the General Manager to fulfil any or all of its authorities, as stated.

29.	The Auditor

29.1.	The Shareholders at the Annual Meeting shall appoint an auditor for a period until the close of the following Annual Meeting. The Annual Meeting may appoint an auditor for a period not to extend beyond the close of the third Annual Meeting following the Annual Meeting in which he was appointed. In the event that the auditor was appointed for said period, the Annual Meeting shall not address the appointment of the auditor during said period, unless a resolution is adopted with respect to the termination of his service.

29.2.	The General Meeting is entitled at all times to terminate the service of the auditor or to decide not to renew it.

29.3.	The Board of Directors shall determine the compensation of the auditor of the Company and it shall report in that respect to the Annual Meeting of the Company.

29.4.	The Board of Directors shall set the compensation of the auditor for additional services which are not regarded as oversight activities, and it shall report in this respect at the Annual Meeting of the Company.

Chapter Six – The Share Capital of the Company and its Distribution

30.	Permitted Distributions

30.1.	Definitions

In this Chapter, the following terms shall be construed, in accordance with their definition in Sections 301 and 302 of the Companies Law: “distribution”, “acquisition”, “profits”, “profit test”, “adjusted financial statements” and “balances”.

30.2.	Distribution of Profits

The Company shall not make any distribution except from its profits, provided that the Company shall not make any distribution if there is a reasonable fear that such distribution shall preclude the Company from having the ability to meet its present and anticipated liabilities, as they become due. Notwithstanding the aforesaid, the Company, with the approval of the Court, is entitled to make a distribution which fails to meet the profit test.

30.3.	Allotment for a Consideration Below the Par Value

In the event the Board of Directors decides to allot Shares having a par value, for consideration which is less than their par value, including Bonus Shares, the Company shall convert into share capital from its profits, premium on its Shares, or any other source, included in its shareholders equity, as stated in its most recent Financial Statements, an amount equal to the difference between the par value and the consideration.

Even if the aforesaid is not done, with the approval of the Court, the Company shall be entitled to make an allotment of Shares, for consideration which is less than their par value.

31.	Dividends and Bonus Shares

31.1.	Right to Dividends or Bonus Shares

31.1.1.	A Shareholder of the Company shall have the right to receive dividends or Bonus Shares, if the Company so decides in accordance with Article 31.2 below, consistent with the rights attaching to such Shares.

31.1.2.	Dividends or Bonus Shares shall be distributed or allotted to those who are registered in the Shareholder Register on the date of the resolution approving the distribution or allotment or upon a latter date, if another date is determined for this purpose in same resolution (hereinafter: the “Determining Date”).

31.1.3.	In the event that the share capital of the Company consists of Shares having various par values, dividends or Bonus Shares shall be distributed in proportion to the par value of each Share.

31.1.4.	Subject to special rights conferred upon Shares in accordance with the conditions of their allotment, profits of the Company which the Company decides to distribute as a dividend or as Bonus Shares shall be paid in proportion to the amount which was paid or credited on the account of the par value of the Shares, held by the Shareholder.

31.1.5.	In the event that it was not otherwise determined in the conditions applicable to the allotment of the Shares or in a resolution of the General Meeting, all the dividends or Bonus Shares with respect to Shares, which were not fully paid within the period in which the dividends or Bonus Shares are paid, shall be paid in proportion to the amounts which were actually paid or credited as paid on the par value of the Shares during any part of said period (pro rata temporis).

31.2.	Resolution of the Company with Respect to a Dividend or Bonus Shares

31.2.1.	The Authority to Distribute Dividends or Bonus Shares

The resolution of the Company on the distribution of a dividend or Bonus Shares to be distributed to the Shareholders according to their respective rights and benefits, and on their time of payment, shall be made by the ~~General Meeting, after the recommendation of the~~ Board of Directors ~~is presented~~. ~~The General Meeting may accept the recommendation or diminish the amount, but it is not entitled to increase it, provided in each case the distribution is a permitted distribution, as specified in Article 30.~~

31.2.2.	Funds

The Board of Directors may, in its discretion, allocate to special funds any amount whatsoever from the profits of the Company or from the revaluation of its assets or its relative share in the revaluation of assets of “branch companies,” and also to determine the designation of these funds.

31.3.	The Payment of Dividends

31.3.1.	Manner of Payment

Unless otherwise provided in the resolution with respect to the distribution of the dividend, the Company may pay any dividend with the withholding of any tax required by Law, by way of a cheque to the order of the beneficiary alone, which should be sent by means of registered mail to the registered address of the Shareholder entitled thereto, or by way of a bank transfer. Any cheque, as stated, shall be drawn up to the order of the person to whom it is intended.

In the event of registered joint holders, the cheque shall be passed to the same Shareholder whose name is registered first in the Shareholder Register with respect to the joint holding.

The sending of a cheque to a person whose name is registered in the Shareholder Register as the holder of the Share upon the Determining Date or, in the case of joint holders, to any of the joint holders, shall serve as evidence with respect to all the payments made in connection with same Shares.

The Company may decide that a cheque under a certain amount shall not be sent and the amount of the dividend which was supposed to be paid shall be deemed to be an unclaimed dividend.

31.3.2.	An Unclaimed Dividend

The Board of Directors is entitled to invest the amount of any unclaimed dividend for one year after it was declared or to utilize it in any other manner to the benefit of the Company until it is claimed. The Company shall not be obligated to pay interest or Linkage on an unclaimed dividend.

31.3.3.	Specific Dividend

In the event the Company declares a dividend, as provided in Article 31.2.1 above, it may decide that same dividend shall be paid, entirely or partially, by way of the distribution of certain assets, including fully paid Shares or bonds of any other company or in any combination of these assets.

31.4.	Manner of Capitalization of Profits and the Distribution of Bonus Shares

31.4.1.	Subject to the provisions of Article 30 above in the event of a capitalization of profits and distribution of Bonus Shares, the undistributed profits of the Company, or premium on Shares, or funds derived from the revaluation of the assets of the Company, or funds derived on the basis of equity from the profits of “branch companies,” or from the revaluation of assets of “branch companies” and capital redemption funds shall be capitalized and distributed among the Shareholders entitled thereto, as per the provisions of Article 31.1 above, to be held by the shareholders as capital, and that this capital, entirely or partially, shall be used on behalf of same Shareholders as full payment, whether according to the par value of the Shares or together with premium decided upon, for Shares to be distributed accordingly, and that this distribution or payment shall be received by same Shareholders as full consideration for their portion of the benefit in the capitalized amount, as determined by the Board of Directors.

The provisions of this chapter six shall also apply to the distribution of bonds.

31.4.2.	The Company, in the resolution with respect to the distribution of Bonus Shares, is entitled in accordance with the recommendation of the Board of Directors, to decide that the Company shall transfer to a special fund, designated for the future distribution of Bonus Shares, an amount the capitalization of which shall be sufficient in order to allot to anyone having at such time a right to acquire Shares of the Company (including a right which can be exercised only upon a later date), Bonus Shares at the par value which would have been due to him had he exercised the right to acquire the Shares shortly before the Determining Date, at the price of the right in effect at such time. In the event that after the Determining Date, the holder of said right shall exercise his right to acquire the Shares or any part of them, the Board of Directors shall allot to him fully paid Bonus Shares at such par value and of such class, which would have been due to him had he exercised shortly before the Determining Date the right to acquire those Shares he actually acquired, by way of an appropriate capitalization made by the Board of Directors out of the special fund, as aforesaid. For the purpose of the determination of the par value of the Bonus Shares which are to be distributed, any amount transferred to the special fund, with respect to a previous distribution of previous Bonus Shares shall be viewed as if it had already been capitalized and that Shares entitling the holders to the right to acquire Shares of the Company were already allotted as Bonus Shares.

31.4.3.	Upon the distribution of Bonus Shares, each Shareholder of the Company shall receive Shares of a uniform class or of the class which confers on its holder the right to receive the Bonus Shares, as determined by the Board of Directors.

31.4.4.	For purposes of carrying out any resolution pursuant to the provisions of Article 30, the Board of Directors may settle, as it deems fit, any difficulty arising with regard to the distribution of Bonus Shares, and, in particular, to issue certificates for fractions of Shares and sell such fractions of Shares, in order to pay their consideration to those entitled thereto, and also to set the value for the distribution of certain assets and to decide that cash payments shall be paid to the Shareholders on the basis of the value determined in such a way, or that fractions whose value is less than NIS 0.01 shall not be taken into account, pursuant to the adjustment of the rights of all parties. The Board of Directors may pay cash or convey these certain assets to trustees in trust in favor of those people who are entitled to a dividend or to a capitalized fund, as the Board of Directors shall deem beneficial.

32.	Acquisition of Shares

32.1.	The Company is entitled to acquire or to finance an acquisition, directly or indirectly, of Shares of the Company or securities convertible into Shares of the Company or which could be exercised into Shares of the Company, including incurring an obligation to take any of these actions, subject to the fulfillment of the conditions of a permissible distribution, as stated in Article 30 above.

32.2.	In the event that the Company acquired any of its Shares, such a Share shall become a dormant Share, and shall not confer any rights, so long as it is in the holding of the Company.

32.3.	A subsidiary or another corporation in the control of the Company is entitled to acquire Shares of the Company or securities convertible into Shares of the Company or which can be exercised into Shares of the Company, including an obligation to take any of these actions, to the same extent the Company may make a distribution, so long as the board of directors of the subsidiary or the managers of the acquiring corporation have determined that had the acquisition of the Shares been carried out by the Company it would have been regarded as a permissible distribution, as specified in Article 30 above. Notwithstanding the foregoing, an acquisition by a subsidiary or by another corporation in the control of the Company, which is not fully-owned by the Company, will be considered a distribution of an amount equal to the product of the amount acquired multiplied by the percentage of the rights in the capital of the subsidiary or in the capital of said corporation which is held by the Company.

32.4.	In the event that a Share of the Company is acquired by a subsidiary or by a corporation in the control of the Company, the Share shall not confer any voting rights, for so long as said Share is held by the subsidiary or by said controlled corporation.

Chapter Seven – Insurance, Indemnification and Release of Officers

33.	Insurance of Officers

33.1.	The Company shall not insure the liability of an officer in the Company, other than pursuant to the provisions of this Article.

33.2.	The Company may enter into an insurance contract or arrange and pay all premiums in respect of an insurance contract, for the insurance of the liability of an officer in the Company, resulting from the consequence of an action by him in his capacity as an officer in the Company, for any of the following:

33.2.1.	The breach of the duty of care toward the Company or toward any other person;

33.2.2.	The breach of the duty of loyalty toward the Company provided the officer has acted in good faith and had reasonable grounds to assume that the action would not harm the Company; and

33.2.3.	A financial liability imposed on him in favor of another person.

33.3.	The Company shall not enter into a contract for the insurance of the liability of an officer in the Company for any of the following:

33.3.1.	The breach of the duty of loyalty toward the Company, unless the officer acted in good faith and had reasonable grounds to assume that the action would not harm the Company;

33.3.2.	The breach of the duty of care made intentionally or recklessly (“pezizut”), unless otherwise permitted by law;

33.3.3.	An intentional act intended to unlawfully yield a personal profit;

33.3.4.	A criminal fine or a penalty imposed on him.

34.	Indemnification of Officers

34.1.	The Company may indemnify an officer in the Company. to the fullest extent permitted by Law. Without derogating from the aforesaid, the Company may indemnify an officer in the Company as specified in Articles 34.2 through 34.4 below. ~~shall not indemnify an officer in the Company, other than pursuant to the provisions of this Article.~~

34.2.	Indemnification in Advance

The Company may indemnify an officer in the Company for liability or expense he incurs or that is imposed on him in consequence with an action or inaction by him (or together with other officers of the Company) in his capacity as an officer in the Company, as follows:~~Company may undertake in advance to indemnify an officer of the Company, provided the undertaking is restricted to events of a kind which the Board of Directors believes can be anticipated at the time of the making of the indemnification undertaking, with the exception of the events stated in Article 33.3 above, and at an amount that the Board of Directors determines is reasonable in the circumstances.~~

34.2.1.	Any financial liability he incurs or is imposed on him in favor of another person in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator, approved by the Court.

34.2.2.	Reasonable litigation expenses, including legal fees, incurred by the officer or which he was ordered to pay by the Court, in the context of proceedings filed against him by the Company or on its behalf or by a third party, or in a criminal proceeding in which he was acquitted, or in a criminal proceeding in which he was convicted of an offense which does not require criminal intent.

34.2.3.	Reasonable litigation expenses, including legal fees, incurred by the officer due to such investigation or proceeding conducted against him by an authority authorized to conduct an investigation or proceeding, and which was ended without filing an indictment against him and without the imposition of a financial liability as a substitute for a criminal proceeding, or that was ended without filing an indictment against him but for which he was subject to a financial liability as a substitute for a criminal proceeding relating to an offense which does not require criminal intent, within the meaning of the relevant terms in the Law.

34.2.4.	Any other liability or expense in respect of which it is permitted or will be permitted under Law to indemnify an officer in the Company.

34.3.	Indemnification in Advance~~after the Fact~~

The Company may undertake in advance to indemnify an officer of the Company in respect of the following matters: ~~The Company may indemnify an officer in the Company for all kinds of events, retrospectively, with the exception of the events specified in Article 33.3 above.~~

34.3.1.	Matters as detailed in Article 34.2.1 provided however, that the undertaking to indemnify is restricted to events which in the opinion of the Board of Directors are anticipated in light of the Company’s activities at the time of granting the obligation to indemnify, and is limited to a sum or measurement determined by the Board of Directors to be reasonable in the circumstances. The undertaking to indemnify shall specify the events that, in the opinion of the Board of Directors are expected in light of the Company’s actual activity at the time of grant of the indemnification and the sum or measurement which the Board of Directors determined to be reasonable in the circumstances.

34.3.2.	Matters as detailed in Article 34.2.2 and 34.2.3.

34.3.3.	Any other matter permited by Law.

34.4.	Indemnification after the Fact

The Company may indemnify an officer in the Company for all kinds of events, retrospectively, subject to any applicable Law

~~34.1.1.~~ 	~~The Company may indemnify an officer in the Company for liability or expense he incurs in consequence of an action made by him in the capacity of his position as an officer in the Company, as follows:Any financial liability imposed on him in favor of another person in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator, approved by the Court.~~

~~34.4.2.~~ 	~~Reasonable litigation expenses, including legal fees, incurred by the officer or which he was ordered to pay by the Court, within the framework of proceedings filed against him by the Company or on its behalf or by another person, or in a criminal proceeding in which he was acquitted, or in a criminal proceeding in which he was convicted of a felony which does not require a finding of criminal intent.~~

35.	Release of Officers

35.1.	The Company shall not release an officer from his liability for a breach of the duty of care toward the Company, other than in accordance with the provisions of this Article.

35.2.	The Company may release an officer in the Company, in advance, from his liability, entirely or partially, for damage in consequence of the breach of the duty of care toward the Company.

35.3.	Notwithstanding the foregoing, the Company may not release an officer from his liability, resulting from any of the following events:

35.3.1.	The breach of the duty of loyalty toward the Company.

35.3.2.	The breach of the duty of care made intentionally or recklessly (“pezizut”);

35.3.3.	An intentional act intended to unlawfully yield a personal profit;

35.3.4.	A criminal fine or a penalty imposed on him.

Chapter Eight – Liquidation and Reorganization of theCompany

36.	Liquidation

36.1.	In the event that the Company is liquidated, whether voluntarily or otherwise, the liquidator, upon the approval of an Extraordinary Meeting, may make a distribution in kind to the Shareholders of all or part of the property of the Company, and he may with a similar approval of the General Meeting, deposit any part of the property of the Company with trustees in favor of the Shareholders, as the liquidator with the aforementioned approval, deems fit.

36.2.	The Shares of the Company shall confer equal rights among them with respect to capital amounts which were paid or which were credited as paid on the par value of the Shares, in all matters pertaining to the refund of the capital and to the participation in the distribution of the balance of the assets of the Company in liquidation.

37.	Reorganization

37.1.	Upon the sale of the property of the Company, the Board of Directors or the liquidators (in case of a liquidation), if they are so authorized by a resolution of the General Meeting of the Company adopted with a Special Majority, may receive fully or partially paid up Shares, bonds or securities of another company, either Israeli or foreign, whether incorporated or which is about to incorporated for the purpose of acquiring property of the Company, or any part thereof, and the Directors (if the profits of the Company allow for it) or the liquidators (in case of a liquidation) may distribute among the Shareholders the Shares or the securities mentioned above or any other property of the Company without selling them or depositing them with trustees on behalf of the Shareholders.

37.2.	The General Meeting may, pursuant to a resolution adopted by a Special Majority, decide on the valuation of the securities or of the aforementioned property at a price and in the same manner as it deems appropriate and all the Shareholders shall be obligated to accept any valuation or distribution, authorized in accordance with the foregoing and to waive their rights in this matter, unless the Company is about to liquidate or is in a liquidation process, of same lawful rights (if any) which according to the provisions of the Law should not be altered or denied.

Chapter Nine – Miscellaneous

38.	Notices

38.1.	A notice or other document may be sent by the Company to any Shareholder appearing in the Shareholder Register of the Company either personally or by way of sending by registered mail, at the registered address of the Shareholder in the Shareholder Register, or at such address as the Shareholder shall have provided in writing to the Company as the address for the delivery of notices.

38.2.	All the notices to be given to Shareholders, shall, in respect of Shares held jointly, be given to the person whose name is mentioned first in the Shareholder Register, and any notice given in such a manner shall be viewed as a sufficient notice to all the joint Shareholders.

38.3.	Any Shareholder registered in the Shareholder Register, with an address, whether in Israel or overseas, is entitled to receive, at such address, any notice he is entitled to receive in accordance with the Articles of Association or according to the provisions of the Law. Unless otherwise stated above, no person who is not registered in the Shareholder Register shall be entitled to receive any notices from the Company.

38.4.	Any notice or other document which is sent to a Shareholder in accordance with these Articles of Association shall be considered lawfully sent with respect to all the Shares held by him (whether with respect to Shares held by him alone or held by him jointly with others) even if same Shareholder had died by that time or had become bankrupt or had received an order for its liquidation or if a trustee or a liquidator or a receiver was appointed with respect to his Shares (whether the Company was aware of it or not) until another person is registered in the Shareholder Register in his stead, as the holder thereof. The sending of a notice or other document, as aforesaid, shall be viewed as a sufficient sending to any person having a right in these Shares.

38.5.	Any notice or other document which was sent by the Company via registered mail, to an address in Israel, shall be considered sent within 72 hours from its posting at the post office. In order to prove sufficient sending, it is enough to show that the letter containing the notice or the document was addressed to the correct address and was posted at the post office.

38.6.	Any accidental omission with respect to the giving of a notice of a General Meeting to any Shareholder or the non-receipt of a notice with respect to a meeting or any other notice on the part of whatever Shareholder shall not cause the cancellation of a resolution taken at that meeting, or the cancellation of processes based on such notice.

38.7.	Any Shareholder and any member of the Board of Directors may waive his right to receive notices or waive his right to receive notices during a specific time period and he may consent that a General Meeting of the Company or a meeting of the Board of Directors, as the case may be, shall be convened and held notwithstanding the fact that he did not receive a notice with respect to it, or notwithstanding the fact that the notice was not received by him within the required time, in each case subject to the provisions of any Law prohibiting any such waiver or consent.

~~Chapter 10 – Transitional Rules until the Companies Law shall be Effective.~~

39.	Intentionally Deleted~~Applicability~~

~~The provisions of this chapter shall apply solely during the period commencing on the day on which the Articles of Association shall be effective until the day on which the Companies Law shall be effective (hereinafter the “Transitional Period”).~~

~~The following provisions shall not apply during the Transitional Period:~~

~~39.1.~~	 ~~Article 14.2-titled “The General Meeting’s authority to transfer authority between the organs”~~

~~39.2.~~ 	~~Article 28.2-titled “Internal Controller”~~

~~39.3.~~	 ~~Article 32-titled “Purchase of the Company’s Shares”~~

40.	Intentionally Deleted ~~Indemnification of Officers~~

 ~~Notwithstanding the provisions of Article 34 above, during the Transitional Period Article 34 shall read as follows:~~

 ~~“34~~	~~"Indemnification of Officers”~~

~~34.1~~ 	~~The Company is entitled to indemnify an Officer of the Company and/or an employee of the Company for one of the following:~~

~~34.1.1~~	~~Financial liability imposed by judgment upon him for the benefit of a third party, including a settlement or arbitration decision certified by the Court, as a result of an act or omission committed by him in his capacity as an officer and/or employee of the Company.~~

~~34.1.2~~ 	~~Reasonable litigation fees, including attorney's fees, incurred by the officer and/or the employee of the Company or imposed upon him by a court, in a proceeding initiated against him by the Company or in its name or by another person, or in a criminal proceeding from which he is acquitted, provided that any such proceeding related to an act or omission committed by him in his capacity as an officer and/or employee of the Company.~~

~~34.2~~	~~These instructions are not intended nor will they be intended to limit the Company in any way in respect of the Company entering into an insurance contract and/or an indemnification agreement:~~

~~34.2.1~~	~~In respect of anyone who is not an officer of the Company, including employees, contractors or consultants of the Company who are not officers of the Company.~~

 ~~34.2.2~~	~~In respect of officers of the Company in the event that the insurance and/or the indemnification are not explicitly forbidden by any law."~~

41.	Intentionally Deleted ~~Exemption for Officers~~

~~The words “made intentionally or recklessly (“pezizut”)” in Article 35.3.2 above shall not apply.~~

~~The rules of the second schedule of the Companies Ordinance will not apply both during the Transitional Period and thereafter, including with respect to matters that have not been dealt with in the Articles of Association.~~

42.	Intentionally Deleted ~~Interpretation~~

~~During the Transitional Period, all of the provisions and/or definitions in the Articles of Association that are incompatible with cognitive rules of the Companies Ordinance will be cancelled and the rules of the Companies Ordinance shall apply.~~

Chapter ~~11~~ 10 – Compliance with the License /
Limitations on Ownership and Control

43.	Compliance

The Shareholders shall at all times comply with the terms of the License. Nothing herein shall be construed as requiring or permitting the performance of any acts which are inconsistent with the terms of the License. If any article of these Articles shall be found to be inconsistent with the terms of the License, the provisions of such article shall be null and void, but the validity, legality or enforceability of provisions of the other Articles shall not be affected thereby.

44.	Limitations on Ownership and Control

44.1.	This Article is to ensure that so long as and to the extent that any Operating Right is conditional on or subject to any conditions or restrictions relating to ownership or control over the Company imposed by the Ministry, the Company is so owned and controlled. This Article shall not affect or influence in any way the interpretation or application of Article 10A.

44.2.	In this Article:

“Affected Share” means any Share determined to be dealt with as such pursuant to Article 44.4;

“Affected Share Notice” means a notice in writing served in accordance with Article 44.5;

“Depositary” means a custodian or other person appointed under contractual arrangements with the Company (or a nominee for such custodian or other person) whereby such custodian or other person holds or is interested in Shares and which issues securities evidencing the right to receive such Shares;

“Depositary Receipts” means receipts or similar documents of title issued by or on behalf of a Depositary;

“Depositary Shares” means the Shares held by a Depositary or in which a Depositary is interested in its capacity as a Depositary;

“Intervening Act” means the refusal, withholding, suspension or revocation of any Operating Right applied for, granted to or enjoyed by the Company, or the imposition of any conditions or limitations upon any such Operating Right which materially inhibit the exercise thereof, in either case by any state, authority or person (including the Ministry) by reason of the activities of persons holding Shares in and/or controlling the Company;

“Ministry” means the Ministry of Communications and/or Minister of Communications;

“Operating Right” means all or any part of any authority, permission, licence or privilege applied for, granted to or enjoyed by the Company, including the Licence, for the establishment, subsistence, maintenance and operation of a mobile radio telephone system using the cellular method and the provision of mobile radio telephone services to the public in Israel;

“Permitted Maximum” means the maximum aggregate permitted number of Relevant Shares specified by the Board of Directors in accordance with the terms of the Licence, any other requirements of the Ministry and any relevant requirements of Law;

“Relevant Person” means:

(a)	any person who, without the approval of the Ministry, acquires, directly or indirectly, any Means of Control (as defined in the Licence) in breach of Section 21 of the Licence other than a person who falls within Article 10A; or

(b)	any Interested Party (as defined in the Licence) who, or who has an Officer Holder (as defined in the Licence) who, is in breach of Sections 23 or 24 of the Licence other than a person who falls within Article 10A;

“RelevantShare” means any Share (other than a Share removed from the Relevant Shares Register (defined in Article 44.3.2) pursuant to Article 44.3.5), in which a Relevant Person has an interest or which is declared to be a Relevant Share pursuant to Article 44.3.4;

44.3.

44.3.1.	The Board of Directors shall not register a person as a holder of a Share unless the person has given to the Board of Directors a declaration (in a form prescribed by the Board of Directors) signed by him or on his behalf, stating his name, nationality, that he is not a Relevant Person falling within paragraphs (c) or (d) of the definition of that term and other information required by the Board of Directors.

44.3.2.	The Board of Directors shall maintain a register (the “Relevant Shares Register”), in which shall be entered particulars of any Share which has been:

(a)	acknowledged by the holder (or by a joint holder) to be a Relevant Share;

(b)	declared to be a Relevant Share pursuant to Article 44.3.4; or

(c)	determined to be an Affected Share pursuant to Article 44.4.2.;

and which has not ceased to be a Relevant Share. The particulars in the Relevant Shares Register in respect of any Share shall include the identity of the holder or joint holders and information requested by and supplied to the Board of Directors.

44.3.3.	Each registered holder of a Share which has not been acknowledged to be a Relevant Share who becomes aware that such Share is or has become a Relevant Share shall forthwith notify the Company accordingly.

44.3.4.	The Board of Directors may notify in writing the registered holder of a Share which is not in the Relevant Shares Register and appears to be a Relevant Share, requiring him to show that the Share is not a Relevant Share. Any person to whom such notice has been issued may within 21 clear days after the issue of the notice (or such longer period as the Board of Directors may decide) represent to the Board of Directors why such Share should not be treated as a Relevant Share but if, after considering such representations and other relevant information, the Board of Directors is not so satisfied, it shall declare such Share to be a Relevant Share and treat it as such.

44.3.5.	The Board of Directors shall remove a Relevant Share from the Relevant Shares Register if the holder of the Relevant Share gives to the Board of Directors a declaration (in a form prescribed by the Board of Directors), together with such other evidence as the Board of Directors may require, which satisfies it that such Share is no longer, or should not be treated, as a Relevant Share.

44.4.

44.4.1.	Article 44.4.2 shall apply for so long as the Company holds or enjoys any Operating Right where the Board of Directors determines that it is necessary to take steps to protect any Operating Right because an Intervening Act is contemplated, threatened or intended, may take place or has taken place;

44.4.2.	Where a determination has been made under Article 44.4.1, the Board of Directors shall take such of the following steps as they consider necessary or desirable to overcome, prevent or avoid an Intervening Act:

44.4.2.1.	the Board of Directors may remove any Director from office, by a resolution passed by a majority of 75 per cent or more of the other Directors present and voting at the relevant meeting;

44.4.2.2.	the Board of Directors may seek to identify those Relevant Shares which gave rise to the determination under Article 44.4.1 and by a resolution passed by a majority of 75 per cent or more of the Directors present and voting at the relevant meeting deal with such Shares as Affected Shares; and

44.4.2.3.	when the aggregate number of Relevant Shares in the Relevant Shares Register exceeds the Permitted Maximum, the Board of Directors may deal with the Relevant Shares which it decides, by a resolution passed by a majority of 75 per cent or more of the Directors present and voting at the relevant meeting, are in excess of the Permitted Maximum as Affected Shares.

44.5.	The Board of Directors shall give an Affected Share Notice to the registered holder of any Affected Share and state that Article 44.6 is to be applied forthwith in respect of such Affected Share. The registered holder of the Affected Share may within 21clear days after the issue of the notice (or such longer period as the Board of Directors may decide) represent to the Board of Directors why such Share should not be treated as an Affected Share and if, after considering such representations and other relevant information, the Board of Directors considers that the Share should not be treated as an Affected Share it shall forthwith withdraw the Affected Share Notice and Article 44.6 shall no longer apply to the Share.

44.6.	An Affected Share in respect of which an Affected Share Notice has been served shall be treated as a dormant share (as defined in section 308 of the Companies Law) except that the registered holder of the Affected Share shall continue to have the right to receive dividends and other distributions of the Company and participate in bonus or rights issues of the Company in respect of such Share.

44.7.	In deciding which Shares are to be treated as Affected Shares, the Board of Directors shall have regard to the Relevant Shares which in its opinion have directly or indirectly caused the determination under Article 44.4 and the chronological order in which Relevant Shares have been entered in the Relevant Shares Register (and accordingly treat as Affected Shares those Relevant Shares entered in the Relevant Shares Register most recently) except where such criterion would in their opinion be inequitable, in which event the Board of Directors shall apply such other criterion or criteria as they may consider appropriate.

44.8.	Subject to the other provisions of this Article 44, the Board of Directors shall be entitled to assume without enquiry that:

44.8.1.	all Shares not in the Relevant Shares Register and not falling within clause 44.8.2 are neither Relevant Shares nor Shares which would be or be capable of being treated as Affected Shares; and

44.8.2.	all or some specified number of the Shares are Relevant Shares falling within paragraphs (a)-(b) in the definition of that term if they (or interests in them) are held by a Depositary, trustee, registration or nominee company or other agent unless and for so long as, in respect of any such Shares, it is established to their satisfaction that such Shares are not Relevant Shares.

44.9.	Any resolution or determination of, or any decision or the exercise of any discretion or power by, the Board of Directors or any one of the Directors under this Article 44 shall be final and conclusive.

44.10.

44.10.1.	On withdrawal of the determination under Article 44.4.1, the Board of Directors shall cease to act pursuant to such determination and inform every person on whom an Affected Share Notice has been served that Article 44.6 no longer applies in respect of such Share. The withdrawal of such a determination shall not affect the validity of any action taken by the Board of Directors under this Article whilst that determination remained in effect and such actions shall not be open to challenge on any ground whatsoever.

44.10.2.	The Board of Directors shall, so long as it acts reasonably and in good faith, be under no liability to the Company or to any other person for failing to treat any Share as an Affected Share or any person as a Relevant Person in accordance with this Article and it shall not be liable to the Company or any other person if, having acted reasonably and in good faith it determines erroneously that any Share is an Affected Share, or any person is a Relevant Person or on the basis of such determination or any other determination or resolution, they perform or exercise their duties, powers, rights or discretions under this Article in relation to such Share.

44.11.	A person who has an interest in Shares by virtue of having an interest in Depositary Receipts shall be deemed to have an interest in the number of Shares represented by such Depositary Receipts and not (in the absence of any other reason why he should be so treated) in the remainder of the Depositary Shares held by the relevant Depositary.

Annex “B”

_____________, 2005

Dear Ms./Mr. ________:

Letter of Indemnification

1.	Partner Communications Company Ltd. (“Partner”) hereby undertakes to indemnify you for any liability or expense that you incur or that is imposed on you in consequence of an action or an inaction by you (including prior to the date of this letter), in your capacity of an officer in Partner or as an officer on behalf of Partner in a company controlled by Partner or in which Partner has an interest (such companies being referred to herein as “Subsidiaries”), as follows:

1.1.	Financial liability that you incur or is imposed on you in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator approved by the Court, provided that such liability pertain to one or more of the events set out in Schedule I hereto, which, in the opinion of the Board of Directors of Partner, are anticipated in light of Partner’s activities at the time of granting this undertaking;

1.2.	Reasonable litigation expenses, including legal fees, that you may incur or for which you will be ordered to pay by a Court in the context of proceedings filed against you by or on behalf of Partner or by a third party, or in a criminal proceeding in which you are acquitted or if you are convicted, for an offense which does not require criminal intent; and

1.3.	Reasonable litigation expenses, including legal fees that you may incur due to an investigation or proceeding conducted against you by an authority authorized to conduct such investigation or proceeding and which has ended without the filing of an indictment against you and without the imposition of a financial liability as a substitute for a criminal proceeding, or which has ended without the filing of an indictment against you but with the imposition of financial liability as a substitute for a criminal proceeding relating to an offense which does not require criminal intent, within the meaning of the relevant terms in the law.

2.	Upon the occurrence of an event for which you may be entitled to be indemnified, subject to the terms of this letter (including the limitations as to amount in Section 3.14) and any laws applicable at such time, Partner shall provide you with the necessary payments to cover all your expenses in respect of the legal proceedings in question, so that you will not have to pay for or finance them yourself.

3.	Indemnification pursuant to this letter will be subject to applicable law and to the following terms and conditions:

3.1.	That you notify Partner within a reasonable time of your learning of any legal proceedings instigated against you in connection with any event that may give rise to indemnification and that you provide Partner, or anyone specified by Partner, with any documents connected to the proceeding in question.

3.2.	That Partner reserves the right to represent you in the proceedings or to appoint legal counsel of its choice for this purpose (unless its choice of legal counsel is unacceptable to you on reasonable grounds). Partner or such legal counsel will take all necessary steps to bring the matter to a close and will keep you informed of key steps in the process. The appointed counsel will be bound by a fiduciary duty to you and to Partner. If a conflict of interests should arise between the appointed counsel and yourself, counsel will inform Partner and you will be entitled to appoint a different counsel reasonably acceptable to Partner and the terms of this indemnification agreement shall apply to the new appointment. If Partner should decide to settle by arbitration or by mediation or by settlement, it shall be allowed to do so, provided that you do not incur any additional expense or liability due to such arbitration, mediation or settlement or that you have otherwise agreed to such arbitration, mediation or settlement. If Partner so requests, you will sign any document that will empower it or any appointed counsel to represent you and defend you in any proceeding as stated above. You will cooperate as reasonably demanded of you with Partner and any appointed legal counsel. Partner shall cover all related expenses so that you will not have to make any payments or incur any expenses yourself.

3.3.	That whether or not Partner shall operate in accordance with section 3.2 above, indemnification shall still cover all and every kind of expense incurred by you that is included in section 1 of this letter so that you will not have to pay or finance them yourself. You will not be indemnified for any expenses arising from a settlement, mediation or arbitration unless Partner has agreed to the settlement, mediation or arbitration.

3.5.	That upon your request for payment in connection with any event according to this indemnification letter, Partner shall complete all the necessary arrangements required by the law for payment and shall act to receive all necessary authorizations, if demanded. If any authorization should be required for payment, and the payment is not authorized for any reason, this payment or part of it will be subject to the approval of the court (if relevant) and Partner shall act in order to receive authorization.

3.6.	That in the event that you are paid for any sums in accordance with this letter of indemnification in connection with a legal proceeding, and later it becomes clear that you were not entitled to such payments, the sums will be considered as a loan given to you by Partner subject to the lowest interest rate for purposes of Section 3(9) of the Income Tax Ordinance (or any other legislation replacing it) which does not cause a taxable benefit. You shall be required to repay such amounts in accordance with the payment arrangements fixed by Partner, and at such time as Partner shall request in writing.

3.7.	That you shall remain entitled to indemnification by Partner as provided in this letter of indemnification even when you are no longer an officer in Partner or in a Subsidiary on Partner’s behalf, as long as the events that led to the payments, costs and expenses for which indemnification is being sought are a result of an action or an inaction taken by you as an officer.

2

3.8.	The terms contained in this letter will be construed in accordance with the Companies Law, 1999 (the “Companies Law”), and in the absence of any definition in the Companies Law, pursuant to the Securities Law, 1968. Schedule I hereto constitutes an integral part hereof.

3.9.	The obligations of Partner under this letter shall be interpreted broadly and in a manner that shall facilitate its implementation, to the extent permitted by law, and for the purposes for which it was intended. In the event of a conflict between any provision of this letter and any provision of the law that cannot be superceded, changed or amended, said provision of the law shall supersede the specific provision in this letter, but shall not limit or diminish the validity of the remaining provisions of this letter.

3.10.	The indemnification under this letter will enter into effect upon your signing a copy of the same in the appropriate place, and the delivery of such signed copy to Partner. It is hereby agreed that your agreement to accept this letter constitutes your irrevocable agreement that any previous undertaking of Partner for indemnification, to the extent granted, shall become void automatically upon your signing this letter. Notwithstanding the above, if this letter shall be declared or found void for any reason whatsoever then any previous undertaking of Partner for indemnification towards you, which this letter is intended to replace, shall remain in full force and effect.

3.11.	Partner may, in its sole discretion and at any time, revoke its undertaking to indemnify hereunder, or reduce the Maximum Indemnity Amount (as defined in section 3.14 below) thereunder, or limit the events to which it applies, either in regard to all the officers or to some of them, to the extent such change or revocation relates solely, to events that occur after the date of such change, provided that prior notice has been given to the officer of its intention to do so, in writing, at least 60 days before the date on which its decision will enter into effect. No such decision will have a retroactive effect of any kind whatsoever and the letter of indemnification prior to such change or revocation, as the case may be, will continue to apply and be in full force and effect for all purposes in relation to any event that occurred prior to such change or revocation, even if the proceeding in respect thereof is filed against the officer after the change or revocation of the letter of indemnity. In all other cases, this letter may not be changed unless Partner and yourself have agreed in writing.

3.12.	This undertaking to indemnify is not a contract for the benefit of any third party, including any insurer, and is not assignable nor will any insurer have the right to demand participation of Partner in any payment for which an insurer is made liable under any insurance agreement that has been made with it, with the exception of the deductible specified in such agreement. For the avoidance of any doubt in the event of death this letter will apply to you and your estate.

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3.13.	No waiver, delay, forbearance to act or extension granted by Partner or by you will be construed in any circumstances as a waiver of the rights hereunder or by law, and will not prevent any such party from taking all legal and other steps as will be required in order to enforce such rights.

3.14.	The aggregate indemnification amount payable by Partner to all the officers pursuant to all letters of indemnification issued or that may be issued to them by Partner in the future will not exceed the higher of (i) 25% of shareholders equity and (ii) 25% of market capitalization, each as measured at the time of indemnification (the “Maximum Indemnity Amount”).

3.15.	The Maximum Indemnity Amount shall not be affected in any way by the existence of, or payment under, insurance policies. Payment of the indemnification shall not affect your right to receive insurance payments, if you receive the same (either personally or through Partner or on your behalf) and Partner will not be required to indemnity you for any sums that were, in fact, already paid to you or for you in respect of insurance or any other indemnification obligations made to you by any third party. In the event there is any payment made under this letter and such payment is covered by an insurance policy, Partner shall be entitle to collect such amount of payment from the insurance proceeds.

3.16.	In the event the indemnification amount Partner is required to pay to its officers, as mentioned in section 1 above, exceeds at any time the Maximum Indemnity Amount or the balance of the Maximum Indemnity Amount in accordance with section 3.14 above after deducting any indemnification amounts paid or payable by Partner to any of its officers at such time, such Maximum Indemnification Amount or such remaining balance will be allocated among the officers entitled to indemnification, in the same ratio as with respect to any event the amount for which each individual officer may be indemnified is to the aggregate amount that all of the relevant officers involved in the event may be indemnified.

3.17.	The foregoing does not derogate from Partner’s right to indemnify you retroactively in accordance with that permitted by the articles of association of Partner and applicable law.

You should be aware that, insofar as indemnification for liabilities arising under the United States Securities Act of 1933 (the “Securities Act”) may be permitted to Partner’s directors and offices, Partner has been advised that in the opinion of the U.S. Securities and Exchange Commission (the “SEC”) such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event of a claim for such indemnification, Partner will (in accordance with an undertaking given to the SEC), unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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The law of the State of Israel shall govern this Letter of Indemnification and all issues related thereto, without giving effect to any conflicts of law principles. The courts in Tel Aviv, Israel shall have the exclusive local and international jurisdiction, in connection with this Letter of Indemnification, except if indemnification claim is related to a legal proceeding, already filed by a third party in a different court.

Respectfully,

______________________
on behalf of
Partner Communications Company Ltd.

I accept the terms and conditions of the above. I am aware that my agreement to accept this letter constitutes my irrevocable agreement that any previous undertaking of Partner for indemnification, to the extent granted, should become void automatically upon my signing this letter. Notwithstanding, the above if this indemnification letter shall be void for any reason whatsoever than any previous undertaking of Partner for indemnification towards me shall remain in force.

_____________________

Name: _______________

Date: ________________

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Schedule I

Subject to the provisions of the law, the following are the events referred to in section 1.1 of the Letter of Indemnification:

1.	Any offering of Partner’s securities to private investors and/or to the public and listing of such securities, and/or the offer by Partner to purchase securities from the public and/or from private investors or other holders, and any undertakings, representations, warranties and other obligations related to any such offering and Partner’s status as a public company or as an issuer of securities.

2.	All matters relating to Partner’s status, obligations and/or actions as a public company, and/or the fact that Partner’s securities were issued to the public or to private investors and/or are traded on a stock exchange (including Nasdaq stock market), whether in Israel or abroad.

3.	The erection, construction and operation of Partner’s mobile telephone network, including the erection and operation of antennas and other equipment and environmental issues, including undertakings, activities and communications with authorities regarding the foregoing and including the work performed by Partner’s subcontractors in connection therewith.

4.	The purchase, distribution, marketing and sale of handsets, other terminal equipment and any other of Partner’s products and/or any marketing plans and/or publications.

5.	A transaction or an activity within the meaning of section 1 of the Companies Law, including negotiations for entering into a transaction or an activity, the transfer, sale, acquisition or charge of assets or liabilities (including securities) or the grant or acceptance of a right in any one of them, receiving credit and the grant of collateral, as well as any act directly or indirectly involving such a transaction or activity.

6.	Investments which Partner and/or its subsidiaries and/or its affiliates make in other entities whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken or alleged omissions by you in the name of Partner and/or any subsidiary thereof and/or any affiliates thereof as a director, officer, employee and/or a board observer of the entity which is the subject of the transaction and the like.

7.	The merger, acquisition or other business combination or any such proposed transaction of Partner, any subsidiary thereof and/or any affiliate thereof with or into another entity and/or the sale or proposed sale of the operations and/or business, or part thereof, of Partner, any of its subsidiaries and/or any of its affiliates.

8.	Labor relations and/or employment matters in Partner, its subsidiaries and/or its affiliates and trade relations of Partner, its subsidiaries and/or its affiliates, including with independent contractors, customers, suppliers and service providers.

9.	The testing of products developed and/or marketed by Partner, its subsidiaries and/or its affiliates and/or in connection with the distribution, sale, license or use of such products.

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10.	The intellectual property of Partner, its subsidiaries and/or its affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims relating to intellectual property infringement.

11.	Actions taken (or alleged omissions) pursuant to or in accordance with the policies and procedures of Partner, its subsidiaries and/or its affiliates, whether such policies and procedures are published or not.

12.	The borrowing or other receipt of funds and any other financing transaction or arrangement, or any such proposed transaction or arrangement.

13.	Any resolution with respect to a company distribution (as defined in the Companies Law).

14.	Taking part in or performing tenders.

15.	The making of any statement, including a representation or opinion made by an officer of Partner in such capacity whether in public or private, including during meetings of the Board of Directors or any committee thereof.

16.	An act in contradiction to the articles or memorandum of association of Partner.

17.	Any action or decision in relation to work safety and/or working conditions.

18.	Actions taken pursuant to Partner’s licenses.

19.	Decisions and/or actions pertaining to the environment and/or the safety of handsets, including radiation or dangerous substances.

20.	Negotiation for, signing and performance or non-performance of insurance policies.

21.	Events associated with the drawing up and or approval of financial statements.

22.	Business plans, including pricing, marketing, distribution, directives to employees, customers and suppliers and collaborations with other parties.

23.	Reporting and/or filing of applications or reports to any governmental or quasi-governmental authority, stock exchange or regulatory body whether in Israel or abroad.

24.	Actions, and any legal processes, whether in Israel or abroad, relating, directly or indirectly, to any governmental or quasi-governmental authority, including with respect to trade restrictions, binding arrangements, mergers and monopolies.

25.	Investigations conducted against you by any governmental or quasi-governmental authority.

26.	Class actions, including class actions in respect of the environment, consumer protection, and anti-trust, derivative actions or any other legal proceedings against you and/or Partner and/or any of its Subsidiaries in connection with your role and/or activities in Partner or on its behalf.

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27.	Any other actions which can be anticipated for companies of the type of Partner, and which the Board of Directors may deem appropriate.

28.	Partner’s public offering of equity in 1999, public offering of debt securities in 2000, public offering of debt securities in 2005 (including any subsequent offer and sale of the debt securities of that class) and redemption of debt securities in 2005.

29.	A claim and a motion to certify as a class action filed against Partner in April 2002 alleging a variety of consumer complaints.

30.	A claim and a motion to certify as a class action filed against Partner and other cellular telecommunication companies in April 2003 in respect of alleged violations of anti-trust law.

31.	Share repurchase and distribution of dividends in 2005.

32.	All matters relating to breach of Partner’s licenses.

33.	All matters relating to breach of Partner contracts.

34.	Activities Partner may pursue in new areas such as transmission services, access to high-speed Internet services, fixed line and long-distance telephony services, cable television and other communications services to subscribers.

35.	A suspicion as to perpetration of an offence and/or breach of a statutory obligation under any law because of an action taken by Partner and that, according to any law, can also be attributed to the office-holder and/or because of an action taken by the office-holder by virtue of his function as an office-holder in Partner and/or that was taken for the sake of Partner and/or on its behalf.

36.	Any of the foregoing events, relating to your service as an officer in any of Partner’s Subsidiaries on Partner’s behalf.

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Annex “C”

CV
Dr. Michael J. Anghel

Over the past three decades Dr. Anghel has founded, managed and served as director and chairman of various technology enterprises, communications’ corporations and financial institutions.

From 1977 to May 1999, Dr. Anghel led the Discount Investment Corporation Ltd. (of the IDB Group) activities in the technology and communications areas. In addition to founding TEVEL-one of the original Cable TV operators in Israel, he was responsible for winning the bid and the founding of Cellcom – the second Israeli cellular operator. He was directly involved with various emerging technology ventures and served on the Boards of various major Israeli corporations publicly traded in the US (Elron, Elscint, Elbit, Nice, Gilat American Israeli Paper Mills and others).

In 1999 he founded CAP Ventures – a venture capital firm investing and founding advanced technology enterprises. From 2004 to 2005 he assumed the role of President and CEO of DCM – the investment banking arm of the Israel Discount Bank.

Dr. Anghel serves on the boards of Syneron Medical Ltd., Orbotech Ltd., Powerdsine Ltd. and Scopus Video Networks Ltd.

Prior to his business career, Dr. Anghel was a full time member of the faculty of the Recanati Graduate School of Business Administration of the Tel-Aviv University teaching finance and corporate strategy. He currently serves as Chairman of the University’s Executive Program which he originally helped to found.

Dr. Anghel holds a B.A.(economics) from the Hebrew University in Jerusalem and an M.B.A.and Ph.D. (Finance) from Columbia University in New York.

DEED OF AUTHORIZATION

Date1: ____ , 2006

To:	Partner Communications Company Ltd. (the “Company”)

Attn:	Roly Klinger, Company Secretary

Re:	Extraordinary General Meeting of Shareholders to be held on Thursday, March 23, 2006

I, the undersigned2 _________________________, (Identification No./Registration No. _________), of ____________________________________________, being a registered holder of _______________________(*) Ordinary Shares, par value NIS 0.01 per share, of the Company, hereby authorize _______________________, Identification No. ________________(**), to participate and vote in my stead and on my behalf at the referenced meeting and in any adjournment of the referenced meeting of the Company, until I shall otherwise notify you.

—————————————— Signature Name: Title:

1 Date of signature

2 Name of Shareholder

(*)	A shareholder is entitled to give several deeds of authorization, each of which refers to a different quantity of Ordinary Shares of the Company held by him, so long as he shall not give deeds of authorization with respect to an aggregate number of Ordinary Shares exceeding the total number he holds.

(**)	In the event that the proxy does not hold an Israeli Identification number, indicate a passport number, if any, and the name of the country which issued the passport.

Deed of Vote

Partner Communications Company Ltd.	Date: __________, 2006
8 Ha'amal Street
Rosh Ha'ayin, Israel

Re: Extraordinary General Meeting of the Shareholders to be held on March 23, 2006

I, the undersigned _______________________, [Identification No./Registration No.] _________________1, of ____________________________, being the registered holder or the holder of an appropriate Deed of Authorization, attached hereto, of __________ Ordinary Shares2, par value NIS 0.01 per share, of Partner Communications Company Ltd. (the “Company”), hereby appoint any one of Amikam Cohen, Alan Gelman and Roly Klinger (the “Proxies”) to vote on behalf of the undersigned all the Ordinary Shares specified above which the undersigned is entitled to vote at the referenced general meeting or any adjournment thereof.

This Deed of Vote, when properly executed and delivered to the Company at least two business days prior to the date of the referenced general meeting, will be voted in the manner directed herein by the undersigned. If no indication is made, this Deed of Vote will be voted FOR each item specified below.

1  In the event that the shareholder does not hold an Israeli Identification number, indicate a passport number, if any, and the name of the country which issued the passport.

2  A Shareholder is entitled to give several Deeds of Authorization, each of which refers to a different quantity of Ordinary Shares of the company held by him, so long as he shall not give Deeds of Authorization with respect to an aggregate number of Ordinary Shares exceeding the total number he holds.

Item No.	Subject of the Resolution	Vote			“Personal Interest” [3]
		For	Against	Abstain
(i)	To authorize the distribution of a cash dividend in the amount of NIS 0.65 per share to shareholders of record on April 10, 2006
(ii)	To approve the amendments to the Articles of Association of the Company described in the attached Proxy Statement
(iii)	To approve the grant of new Indemnification Letters to all current and future directors and officers of the Company, subject to the approval of the amendments to the Articles of Association of the Company relating to indemnification as mentioned in section (ii) above
(iv)	To approve and ratify the purchase of new directors' and officers' insurance				Have "Personal Interest"
Do not have "Personal Interest"
(v)	To approve the remuneration for an independent director of the Company
(vi)	A. To nominate a new external director (Dahatz) ("External Directors") and
B. to approve the new external director's remuneration
(vii)	To approve and adjustment of the remuneration of the current External Director

3 Under the Israeli Companies Law of 1999, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s immediate family (or spouses thereof) or a personal interest of an entity in which the shareholder (or such family member thereof) serves as a director or the CEO, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or the CEO and (ii) excludes an interest arising in itself from the ownership of shares in any company.

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You must mark one of the following two boxes (if an X is not marked in either column, or if an X is marked in both columns, the vote shall be disqualified)4:

☐	I, the undersigned, hereby declare that either my holdings or my vote requires the consent of the Minister of Communications pursuant to Sections 21 or 23 of the License.

☐	I, the undersigned, hereby declare that neither my holdings nor my vote, require the consent of the Minister of Communications pursuant to Sections 21 or 23 of the License.

—————————————— Signature Name: Title:

4In the event that the Shareholder is an “Interested Party”, as defined in the License, voting in a different manner with respect to each part of his Ordinary Shares, a separate Deed of Vote should be filed for each quantity of Ordinary Shares in respect of which he intends to vote differently.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. BY: /S/ Alan Gelman —————————————— Alan Gelman Chief Financial Officer

Dated: March 2, 2006